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03024197

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Johnson Matthey

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2272 FISCAL YEAR 3-31-03

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DATE : 7/1/03

82-2212

Annual Report and Accounts 2003


JM

Johnson Matthey

JOHNSON MATTHEY IS A SPECIALITY CHEMICALS COMPANY FOCUSED ON ITS CORE SKILLS IN: Catalysts, Precious Metals, Colours & Coatings and Pharmaceutical Materials.

FINANCIAL HIGHLIGHTS

	2003 £ million	2003 Exceptional items and goodwill amortisation £ million	**2003 Before exceptional items and goodwill amortisation £ million**	% Increase over 2002
Total turnover	4,324		**4,324**	-10
Sales excluding precious metals	1,159		**1,159**	+6
Operating profit	184.4	(21.3)	**205.7**	+6
Profit before tax	176.1	(16.4)	**192.5**	+3
Earnings per share	56.2p	(6.4)p	**62.6p**	+4
Dividend per share	25.5p		**25.5p**	+4

Divisional
Operating Profit


£94.7m
£104.4m
Catalysts
£55.9m
£50.1m
Precious Metals
Colours & Coatings
£25.5m
£28.5m
£31.3m
£36.9m
Pharmaceutical Materials
2002
2003

Earnings Per Share
Before Exceptional Items
and Goodwill Amortisation

Dividend Per Share


42.8p
46.6p
57.2p
60.4p
62.6p
19.0p
20.3p
23.3p
24.6p
25.5p
1999
2000
2001
2002
2003

CHAIRMAN'S STATEMENT



Michael Miles

Michael Miles OBE
Chairman

I AM VERY PLEASED TO REPORT THAT 2002/03 HAS BEEN ANOTHER YEAR OF GOOD PROGRESS FOR JOHNSON MATTHEY.
We have continued to invest in our growth businesses and have strengthened our market positions.

Earnings per share before exceptional items and goodwill amortisation were 4% up on last year. We are recommending to shareholders a final dividend of 17.7 pence, which will take the dividend for the year to 25.5 pence, a 4% increase over 2001/02.

The year has witnessed a number of important developments in our businesses. The acquisition of the Synetix division of ICI in November 2002 is an excellent example of our strategy of making acquisitions in our core areas of activity. Synetix, which brings world leading base metal catalyst technology to the group, represents a very good strategic fit with our existing precious metal catalyst businesses. Putting these two complementary businesses together raises Johnson Matthey to the number two position in the world catalyst market and provides many exciting opportunities for future growth.

In our Pharmaceutical Materials Division, the acquisition of Cascade Biochem Limited in October 2002 has provided the division with good growth opportunities in the supply of prostaglandins and other complex molecules to customers in the pharmaceutical industry. This is a field that is expected to expand rapidly over the next few years.

The action that we have taken over the last year to reduce costs in our Colours & Coatings Division in response to the sharp decline in the tableware market has been very successful. The rationalisation programme, central to which was the closure of a major site, has been completed on time and is delivering the benefits that were forecast. I am pleased to be able to report to you that the division has performed well in 2002/03.

The board's strategy of investment in research and development and new manufacturing processes continues to be a major factor in the company's success. It has enabled Johnson Matthey to maintain growth in the face of difficult market conditions and uncertainty in the world's economies. A good example of this is our Precision Coating process for manufacturing the latest generations of high technology autocatalysts which is helping Johnson Matthey to maintain technology and market leadership. Our commitment to investment in new manufacturing facilities has also provided a strong platform for growth. Through our investment in autocatalyst plants in Malaysia, India and most recently China, we are well positioned to benefit from the emergence of Asia as the world's largest car producing region.

The company's investment in its core businesses over the last few years has been marked by good earnings and dividend growth. Our share price has performed better than most and in June 2002, following a quarterly review meeting of the FTSE Committee, Johnson Matthey joined the FTSE 100 Index for the first time since 1984.

Johnson Matthey's most important investment has always been the one it makes in its people. People are the company's major asset and we place great importance on developing our management talent and the skills of all our employees to meet the challenges of the future. We have great strength throughout the company in research and development. I would like to offer my personal congratulations to Dr Barry Cooper who, in November 2002, became the 23rd recipient of the prestigious Honda Prize for his work on technologies for petrol and diesel emission control. On behalf of the board I would like to thank all of our employees for their hard work and dedication during the year.

Your board is fully committed to reporting on Johnson Matthey's corporate social responsibility (CSR) performance and this year's annual report features a four page review of the company's policies and performance in this important area. This is to be found on pages 22 to 25. We are also publishing for the first time a comprehensive, web based corporate social responsibility report that provides a much greater level of detail than this review section. You can access our full corporate social responsibility report on Johnson Matthey's website at www.matthey.com.

Johnson Matthey has a strong group of independent directors and we are most fortunate to have the benefit of their knowledge and many years of experience. In September 2002 two new non-executive directors, Alan Thomson and Robert Walvis, joined the board. Alan and Robert both have a great deal of business experience in a wide range of industries in the UK and overseas.

In March 2003 we announced that Hugh Jenkins, our Senior Independent Director and Chairman of the Audit Committee, is to retire as a director of Johnson Matthey at the conclusion of this year's Annual General Meeting. Hugh joined the board in January 1996 and over the years he has brought a great deal of expertise and experience to his role and has made a significant contribution to the development of the group. I would personally like to thank him for his invaluable input and on behalf of all of us at Johnson Matthey wish him the very best for a long and happy retirement. Following Hugh's retirement, Charles Mackay will be nominated as our Senior Independent Director and Alan Thomson will take over as Chairman of the Audit Committee.

I am very pleased to say that Johnson Matthey continues to make good progress towards its ultimate aim of delivering superior shareholder value. The last year has seen the group taking several more important steps towards this, both through organic growth of its businesses and by acquisitions focused on its core activities. I am confident that our highly talented staff and our commitment to investment in research and development and manufacturing capabilities will continue to support further progress in the year ahead.

CHIEF EXECUTIVE'S STATEMENT



Chris Clark
Chief Executive

JOHNSON MATTHEY DELIVERED GOOD RESULTS IN 2002/03 AGAINST a background of more difficult market conditions. Three of the group's divisions achieved double digit growth in operating profit for the year despite adverse exchange translation.

We successfully completed the purchase of Synetix from ICI, which has performed well since acquisition and has substantially strengthened our position in the global catalysts market. The addition of Synetix to Catalysts & Chemicals Division increases our focus towards catalyst products and we have renamed the division Catalysts to reflect that change.

Catalysts Division continues to perform well, maintaining its record of strong growth despite the challenges presented by the world's economies. Following the acquisition of Synetix, the two largest sectors of Catalysts Division were renamed Environmental Catalysts and Technologies and Process Catalysts and Technologies. The Environmental Catalysts and Technologies (ECT) sector encompasses Johnson Matthey's worldwide autocatalysts, heavy duty diesel and stationary source emission control businesses. Process Catalysts and Technologies (PCT) includes catalysts sold to the chemicals, pharmaceutical, oil and gas and other industries, plus platinum group metal (pgm) refining, pgm chemicals and research chemicals. The third part of Catalysts Division is our Fuel Cells business.

The Synetix acquisition has brought world leading base metal process catalyst technology that complements our strength in precious metal catalysts. We have now fully integrated the former Synetix businesses into PCT, elevating Johnson Matthey to a strong number two in the world catalysts market. The acquisition has broadened the sectors that we serve to include market leading positions in ammonia, methanol, hydrogen, edible oils and oleochemicals.

Our combined research and development and sales teams are working to realise the synergies we envisaged from putting these businesses together. We have already identified new opportunities in applying pgm catalyst technology in traditional base metal applications such as the manufacture of oleochemicals. Excellent progress is also being made with the promising growth opportunities that we identified at the time of the acquisition. These include the gas to liquids (GTL) process, which uses a series of customised catalysts to convert stranded natural gas to sulphur free diesel fuel. We are now working with all the leading players in the GTL field and have already secured important new business. We expect the GTL catalysts market to develop over the next five years and it is estimated that it could be worth over $400 million a year by 2010.

Another growth opportunity is in the application of chiral catalysts in the pharmaceutical industry (see page 14). This is driven by regulators around the world increasingly requiring pharmaceutical companies to produce a specific chiral version of a drug and is a field in which our combined business has a particularly strong position.

In ECT our commitment to investment in product development and manufacturing technology has enabled us to maintain growth in our business despite weaker car markets in both North America and Europe. Our new autocatalyst plant in China is now operating profitably and we are increasing our market share in Asia, which has outpaced both North America and Europe to become the world's largest producer of light duty vehicles. We expanded production capacity at our South African and Malaysian plants and embarked on the construction of a new manufacturing unit in Japan. Significant investments in our technology centres were also started in the UK and in Sweden.

The market for emission control catalysts for heavy duty diesel vehicles continues to present good opportunities for future growth. The last year has seen major increases in our sales to the heavy duty diesel retrofit market, particularly in the United States and Japan. We are working closely with customers around the world to meet progressively tighter and more challenging emissions legislation that will come into force over the next five years creating a major new original equipment market for catalysts for heavy duty diesel trucks and buses.

The Fuel Cells business continues to make excellent progress. In the last year it has taken several important steps towards establishing itself as the emerging fuel cell industry's supplier of choice for catalysts and catalysed components. We have established strong partnerships with key system integrators in the fuel cell industry who have formally selected Johnson Matthey to work with them to produce commercial products for sale in the next few years. In some cases we have been selected as the sole supplier. The 'early adopter' markets for stationary, back up and portable power are expected to be the first examples of true commercial products featuring fuel cells. Mass produced products for transport applications are expected at the end of this decade and into the next.

At our dedicated Membrane Electrode Assembly (MEA) plant in Swindon, further investment is underway aimed at improving the production process and increasing capacity so that we can remain in step with the growing requirements of our customers.

During the year we announced that Anglo Platinum had taken a 17.5% stake in the Fuel Cells business in return for its share of the intellectual property rights and know-how developed under a long term fuel cells research and development agreement entered into in 1993 and an additional payment of £20 million.

Johnson Matthey is the world's largest fabricator and distributor of platinum group metals (pgms). We are the sole marketing agent for Anglo Platinum, which is the world's leading primary producer of pgms. The outlook for platinum demand remains encouraging with increasing use in jewellery, diesel emission control and fuel cells. The outlook for palladium is less good with supply exceeding demand. We continue to seek new markets for all the pgms and to invest in R&D to find new applications for these metals.

CHIEF EXECUTIVE'S STATEMENT

Our pgm fabrication business has achieved steady growth over the last few years. One of the most rapidly growing markets is products for cardiovascular devices. These utilise the unique characteristics of platinum group metal alloys and the super-elastic properties of nitinol. A new R&D centre has been established at our Pennsylvania facility to help meet customer demand for new components for medical products.

Colours & Coatings made good progress in 2002/03. The major rationalisation programme to reduce the cost base announced in January 2002, which included the closure of a major site in Staffordshire, was completed on time and with benefits exceeding those originally planned. Production was successfully transferred to other sites with no material loss of sales. As a consequence, margins for the division grew by 1% to 11.1%.

As well as efficiency improvements the division has been able to gain market share by introducing new products, particularly in coating materials for glass. New improved product ranges, including recyclable, lead free products have been well received by the market. Our new frit facilities in Spain and Brazil, which produce coating materials for the tile industry, were successfully commissioned in 2002 and are now fully operational. With this investment completed, we expect the division to be significantly cash generative going forward.

Pharmaceutical Materials Division, which became a stand alone division in 2001/02 following the acquisitions of Pharm-Eco and Macfarlan Smith (Meconic), enjoyed another very successful year in 2002/03 and is well positioned for future growth. In October 2002 we announced the acquisition of Cascade Biochem Limited, a small company focused on the manufacture and supply of prostaglandins and other complex molecules as active pharmaceutical ingredients for the pharmaceutical industry. Market interest in prostaglandin products is high and the division is in the process of negotiating commercial relationships for its key products. In support of the commercialisation of its product pipeline a programme of capacity expansion has begun at Cascade's Cork facility.

We are continuing to invest in the rest of the division to develop future growth opportunities. At our facility at West Deptford in the US we are putting in capacity to manufacture morphine and codeine, which we plan to be in place by the end of this fiscal year. At Pharm-Eco we are building additional laboratories and small scale manufacturing suites to meet increasing demand. At Macfarlan Smith we are investing in new capacity and in infrastructure to meet the projected future growth in demand. Our Edinburgh factory has just received a successful inspection by the FDA, which will enable us to sell some products manufactured in Scotland into the US.

Financial Highlights

In the financial year to 31st March 2003, Johnson Matthey's profit before tax, exceptional items and goodwill amortisation rose by 3% to £192.5 million. Earnings per share before exceptional items and goodwill amortisation rose by 4% to 62.6 pence.

Total sales fell by 10% to £4.3 billion reflecting significantly lower prices for palladium and rhodium and the lower level of trading activity in those metals. Sales excluding the value of precious metals rose by 6% to £1.2 billion with good growth in Pharmaceutical Materials and increased sales in Catalysts following the acquisition of Synetix.

Operating profit before exceptional items and goodwill amortisation also rose by 6% to £205.7 million. With over 40% of the group's profits earned in North America, the sharp fall in the value of the US dollar adversely affected exchange translation. At constant exchange rates the group's operating profit before exceptional items and goodwill amortisation would have risen by 12%.

Operations

Catalysts Division's sales fell by 17% to £1,083 million, largely as a result of the sharp fall in the palladium price. Sales excluding the value of precious metals rose by 9% to £652 million. The division's operating profit rose by 10% to £104.4 million. Synetix made a profit of £9.2 million in the five months following acquisition by Johnson Matthey. Adverse exchange translation reduced the division's profit by £7.3 million.

Environmental Catalysts and Technologies had a good year. Global light vehicle sales increased by 1% in our fiscal year. They were 2% down in the US and 3% down in Europe but in Asia vehicle sales rose by 10%. Our catalyst unit sales were flat compared with 2001/02. Some of our key customers lost market share in the period but our advanced products attracted new customers in Europe. Our new manufacturing facility in Shanghai became fully operational and was profitable during the year.

Sales of products for heavy duty diesel engines grew in all the major markets, doubling in the US and becoming a significant factor for the first time in the Asian region with strong sales for retrofit to vehicles in the Tokyo Metropolitan area.

"Johnson Matthey has again delivered increases in earnings and dividends despite a substantial fall in the US dollar and lower prices for palladium and rhodium. Market conditions will remain challenging in 2003/04 but the group's investment in its growth businesses leaves us well positioned for the future."

Process Catalysts and Technologies achieved strong growth in sales excluding precious metals and in operating profit benefiting from a good contribution from Synetix. Since acquisition Synetix has performed in line with our expectations when the business was acquired, despite weakness in some end markets.

Results for the rest of PCT were mixed with good sales of pgm catalysts, particularly to the pharmaceutical and fine chemical sector, but weak demand for refining where profits fell reflecting lower palladium and rhodium prices. Research Chemicals, our catalogue business, continued to show strong growth with the successful integration of Avocado Research Chemicals, which was acquired in February 2002.

The Fuel Cells business continued to develop as planned in 2002/03. The net operating loss for the year was £12.5 million. The first phase of our MEA factory at Swindon in the UK was successfully completed in the first half of the year. The next phase of the investment is now underway which will significantly expand capacity to meet the production schedules of our key customers.

Effort has increasingly focused on key partners in the supply chain as the Fuel Cells business moves towards full commercialisation. Good progress has been made in establishing collaborative arrangements with both suppliers and customers.

Precious Metals Division's sales fell by 10% to £2.9 billion reflecting lower average prices for palladium and rhodium and subdued trading activity in those metals. The division's operating profit fell by 10% to £50.1 million. Adverse exchange translation contributed £1.1 million of this fall.

Demand for platinum grew by 5% in 2002, with buoyant retail sales of platinum jewellery in China despite higher prices. Demand from the autocatalyst sector was also up, although purchases by the car companies were limited by the use of inventories by some of the major manufacturers. The average price of platinum for Johnson Matthey's financial year 2002/03 rose by 17% to $586 per ounce.

The story for palladium and rhodium was very different, with average prices falling by 36% and 44% respectively. Demand for palladium by the auto industry fell dramatically due to the very substantial use of inventories by some of the major manufacturers. Car makers also switched some applications from palladium to platinum as a consequence of the high and volatile price of palladium over the last few years. The average price of Johnson Matthey's 'basket' of pgms fell by 6% reducing commission income, and overall trading activity was also down on the previous year.

The division's platinum fabrication businesses continued to achieve good growth, particularly for products for medical devices. Trading profit for the gold and silver businesses was below last year reflecting the very competitive conditions in the gold refining market, although after deducting interest on gold and silver leases profits were up.

Colours & Coatings Division increased its sales by 1% to £256 million. Operating profit for the division rose by 12% to £28.5 million with all three sectors ahead. Exchange translation was slightly positive for the division at £0.3 million with the benefit of the stronger euro largely offset by weaker currencies elsewhere.

Our glass coatings business was the best performing sector achieving good growth in sales and operating profit despite weaker markets. This growth reflected market share gains in Europe and increased sales to Russia and China. The Structural Ceramics sector, which sells mainly to the tile industry, improved its margins and achieved sales in line with prior year despite weaker markets. Speciality Coatings achieved strong profit growth benefiting from the rationalisation programme announced last year and the closure of a major site in Staffordshire.

Pharmaceutical Materials Division's sales increased by 21% to £128 million. Operating profit rose by 18% to £36.9 million. The division benefited from a full year's contribution from Macfarlan Smith compared with nine months' contribution in 2001/02. Exchange translation was adverse, however, with the weaker US dollar reducing profits by £1.9 million, mainly in the second half of the year.

The division's US manufacturing business achieved good growth in sales and profits benefiting from the success of the new products launched towards the end of 2001/02. Macfarlan Smith achieved good growth in sales of bulk opiates and improved its margins with the successful introduction of capacity to extract morphine and codeine direct from poppy straw. Pharm-Eco, the division's US-based contract research business, was also well up on prior year.

Outlook

Johnson Matthey has again delivered increases in earnings and dividends despite a substantial fall in the US dollar and lower prices for palladium and rhodium. Market conditions will remain challenging in 2003/04 but the group's investment in its growth businesses leaves us well positioned for the future.

FINANCIAL REVIEW

Review of Results

Johnson Matthey's turnover fell by 10% to £4.3 billion in the year to 31st March 2003 reflecting significantly lower prices for palladium and rhodium and the lower level of trading activity in those metals. Sales excluding the value of precious metals rose by 6% to £1.2 billion. Operating profit before exceptional items and goodwill amortisation also rose by 6% to £205.7 million. With over 40% of the group's profits earned in North America, the weaker US dollar adversely affected exchange translation. At constant exchange rates group operating profit would have risen by 12%.

Divisional results are discussed in the Chief Executive's Statement on pages 4 to 7, and in the individual divisional reports on pages 12 to 21.

The group's interest charge increased by £7.1 million as a result of higher average borrowings, particularly following the acquisition of Synetix in the second half of the year. Profit before tax, exceptional items and goodwill amortisation increased by 3% to £192.5 million. Earnings per share before exceptional items and goodwill amortisation rose by 4% to 62.6 pence. After exceptional items and goodwill amortisation earnings per share rose by 15% to 56.2 pence.

The board is recommending to shareholders a final dividend of 17.7 pence, making a total dividend for the year of 25.5 pence, an increase of 4%. The dividend would be covered 2.5 times by earnings before exceptional items and goodwill amortisation.

Sales and Margins

Johnson Matthey's turnover is heavily impacted by the high value of precious metals sold by the group particularly in the Precious Metals Division (PMD). The total value of sales each year varies according to the mix of metals sold and level of trading activity. The value of the precious metals included in sales is generally separately invoiced and payment made within a few days. Consequently, although return on sales (operating profit / total external sales) for the precious metals businesses is low, return on investment is high.

To provide a more useful measure of return on sales, the adjacent table shows sales by division excluding the value of precious metals. Total sales excluding precious metals were £1,159 million which was 6% up on last year and return on sales averaged 17.7% which was the same as 2001/02. The group's target for each of its divisions is to achieve a return on sales excluding precious metals in excess of 10%. All four divisions were ahead of that target in 2002/03.

Catalysts achieved 9% growth in sales excluding precious metals with Synetix contributing £60.9 million of the total. Adverse exchange translation reduced the division's sales by £33.8 million compared with 2001/02. At constant currency rates, and excluding Synetix, sales were 5% up. Margins were very slightly better than prior year at 16.0%.

PMD's sales excluding precious metals were down 8% reflecting the impact of lower metal prices on commission income and reduced trading volumes for palladium and rhodium. Margins were also down at 38.0%.

	Sales excluding Precious Metals		Return on sales	
	2003	2002	**2003**	2002
	£ million	£ million	**%**	%
Catalysts	**652**	597	**16.0**	15.9
Precious Metals	**132**	143	**38.0**	39.1
Colours & Coatings	**253**	251	**11.3**	10.2
Pharmaceutical Materials	**122**	101	**30.3**	30.9
Discontinued	**-**	1	**-**	n/m
	1,159	1,093	**17.7**	17.7

Colours & Coatings' sales grew by 1% and margins improved by 1.1% reflecting the benefits of the rationalisation programme undertaken in the year to reduce costs. Pharmaceutical Materials' sales grew by 20% with a full year's contribution from Macfarlan Smith and good growth in all parts of the division. Margins remained just over 30%.

Return on Investment

We set a target of 20% for the pre-tax return on assets (ROA) for all our businesses. For the group as a whole ROA was 17.3% (see pages 74 and 75) compared with 22.2% in 2001/02. The decline in the overall return reflects the more difficult trading conditions experienced in the year and the impact of the acquisitions made which are expected to take a few years to meet the group's target.

On a post tax basis the return on invested capital was 12.2% which was well above the estimated weighted average cost of capital (WACC) for the group of 8%. The margin above the cost of capital for the year was 4.2%, which was below last year's figure of 6.6% but still satisfactory.

Exceptional Items and Goodwill Amortisation

Exceptional items included in operating profit gave rise to a net charge of £7.6 million. The main item was a £6.5 million charge for integrating Synetix into Johnson Matthey following its acquisition from ICI on 1st November 2002. The integration costs include a provision to cover the costs of exiting from a site at Hunwick, IT integration costs and other restructuring charges.

The group made an exceptional gain of £5.1 million on the sale of its remaining unhedged palladium stock. This was offset by a charge of £4.8 million to reduce costs in the Catalysts Division for those parts of the business which are adversely affected by weak market demand. This rationalisation will reduce headcount by over 250, mainly in the US.

A restructuring charge of £1.4 million was incurred following the merger of Johnson Matthey's Australian gold refining business with AGR to form AGR Matthey in which the group has retained a 20% stake. The formation of AGR Matthey also gave rise to a loss on disposal of £6.0 million, of which £5.4 million is related to historic goodwill which had already been written off to reserves.

On 8th November 2002 Johnson Matthey announced that Anglo Platinum had taken a 17.5% stake in its fuel cell components subsidiary, Johnson Matthey Fuel Cells Limited. Anglo Platinum has contributed its share of the intellectual property rights and know-how jointly developed under the agreement announced in May 1993. In addition, Anglo Platinum paid £20 million, which has resulted in an exceptional gain of £10.9 million.

After including tax credits of £2.0 million, the total impact of exceptional items on earnings was a small net cost of £0.7 million.

Goodwill amortisation rose by £6.9 million to £13.7 million. Goodwill on the acquisition of Synetix amounted to £191.4 million and the amortisation for Johnson Matthey's five months period of ownership was £4.0 million.

Interest

The group's interest charge rose by £7.1 million to £13.2 million. The increase reflected higher average borrowings as a result of the acquisitions undertaken part way through 2001/02 and the acquisition of Synetix on 1st November 2002. Interest on gold and silver leases fell to £1.2 million from £3.5 million in 2001/02 when lease rates, particularly for silver, had been unusually high. Lease costs for platinum were high throughout 2002/03 reflecting strong levels of demand for the metal during the year.

Interest cover for the group was high at 15.6 times. On a pro-forma basis, including Synetix for a full year, interest cover would have been between 9 and 10 times, which would still be very comfortable.

Exchange Rates


£/$
£/rand
1.7
1.6
1.5
1.4
1.3
1.2
20
16
12
8
4
March 2001
March 2002
March 2003
£/$
£/rand

Exchange translation reduced group profits by £10.0 million compared with last year. About £7.1 million of this fall related to the US dollar where the average rate against sterling fell by 8% from $1.43/£ to $1.55/£.

Another £2.5 million of the exchange impact related to the South African rand whose value against sterling showed significant variation over the year. The average rate for the rand was R14.96/£ compared with R13.70/£ in 2001/02. The products which the group manufactures in South Africa are generally for export and the group was able to achieve higher prices in rand, which largely compensated for this adverse translation effect.

Platinum Group Metal Prices


US$
2,000
1,600
1,200
800
400
0
March 2001
March 2002
March 2003
Platinum
Palladium
Rhodium

Taxation

The group's tax charge increased by £4.3 million to £54.5 million. Most of the increase related to lower tax credits on exceptional items. Before exceptional items and goodwill amortisation the group's average tax rate fell slightly from 29.9% to 29.7%.

Cash Flow

Johnson Matthey's net cash inflow from operations was £229.9 million which was 3% up on last year. Capital expenditure was £7.3 million lower than last year at £126.5 million and represented 2.3 times depreciation. With the slowdown in some of the markets in which the group operates we are planning to spend at a lower rate in 2003/04 although still maintaining investment to support future growth opportunities. As a consequence of the continued high level of capital expenditure in 2002/03, free cash flow for the group (before acquisitions and divestments) was slightly negative at £4.5 million.

The group spent £267.0 million on the acquisition of Synetix (including costs) and £2.8 million on Cascade Biochem Limited. The group received £20.0 million from Anglo Platinum in part payment for its stake in Johnson Matthey Fuel Cells Limited. Including acquisitions, divestments and shares issued the group had a net cash outflow for the year of £250.5 million.

After taking into account favourable exchange translation on the group's US dollar borrowings, net borrowings increased by £243.5 million to £402.5 million. Johnson Matthey's balance sheet remains strong with shareholders' funds rising by £81.9 million to £895.6 million and gearing (net borrowings / shareholders' funds and minority interests) of 44%.

Pensions

For the financial year ended 31st March 2003 the group has adopted the transitional arrangements for reporting under FRS 17 (the new accounting standard on retirement benefits). Under these arrangements the surplus or deficit arising on each of the group's main pension funds calculated in accordance with FRS 17 is shown as a note on the accounts.

FINANCIAL REVIEW

The group's UK defined benefit pension funds have a significant proportion of their assets invested in equities. In the year to 31st March 2003 the FTSE All Share index fell by 32% and the surplus on the group's funds was significantly reduced. Nevertheless the group's UK schemes still showed a small surplus at 31st March 2003 of £6.3 million. Worldwide, including provisions for the group's post-retirement healthcare schemes and pension related deferred tax assets and liabilities, the group had a net liability for retirement benefits of £19.2 million at 31st March 2003.

The effect that FRS 17 would have had on the profit and loss account for the financial year 2002/03 is shown in note 10c. The net effect would have been a reduction in profit before tax of £2.6 million. The board of Johnson Matthey has taken the decision to adopt FRS 17 in full for the financial year 2003/04.

Financing

The group financed the acquisition of Synetix on 1st November 2002 out of additional borrowings. Initially this was done using bank facilities. Most of this additional debt was refinanced on 26th March 2003 with the proceeds of a long term private placement bond issue. The issue included a range of maturities, from 7 to 12 years, and comprised £40 million in sterling bonds and $230 million in US dollar bonds. Some $65 million of the dollar bonds were swapped into sterling to raise a total of £81.1 million of fixed rate sterling with an average maturity of just under 10 years at an average interest cost (including fees) of 5.15%. The remaining $165 million of bonds issued had a 12 year maturity and a fixed rate interest cost in dollars (including fees) of 4.98%. This part of the issue was swapped into floating rate dollars to provide attractively priced variable rate debt.

Following the bond issue, at 31st March 2003 the maturity profile of the group's debt was as follows:

Borrowings and Finance Leases	31st March 2003 £ million	%	31st March 2002 £ million	%
Over 10 years	**126.6**	**25**	–	–
Five to ten years	**67.5**	**14**	9.2	4
Two to five years	**151.1**	**30**	176.3	70
One to two years	**111.2**	**22**	0.3	–
Within one year	**46.5**	**9**	65.8	26
Gross borrowings	**502.9**	**100**	251.6	100
Less: Cash and deposits	**100.4**		92.6	
Net borrowings	**402.5**		159.0	

Financial Risk Management

The group uses financial instruments, in particular forward currency contracts and currency swaps, to manage the financial risks associated with the group's underlying business activities and the financing of those activities. The group does not undertake any trading activity in financial instruments. Our Treasury department is run as a service centre rather than a profit centre.

Interest Rate Risk

At 31st March 2003 the group had net borrowings of £402.5 million. Some 37% of this debt is at fixed rates with an average interest rate of 5.7%. The remaining 63% of the group's net borrowings is funded on a floating rate basis. A 1% change in all interest rates would have a 1.4% impact on group profit before tax. This is within the range the board regards as acceptable.

Liquidity Policy

The group's policy on funding capacity is to ensure that we always have sufficient long term funding and committed bank facilities in place to meet foreseeable peak borrowing requirements. At 31st March 2003 the group had committed bank facilities of £405 million. Borrowings drawn under these facilities amounted to £195.5 million. The group also has a number of uncommitted facilities and overdraft lines.

Foreign Currency Risk

Johnson Matthey's operations are global in nature with the majority of the group's operating profits earned outside the UK. The group has operations in 34 countries with the largest single investment being in the USA. In order to protect the group's sterling balance sheet and reduce cash flow risk, the group finances most of its US investment by US dollar borrowings. Although most of this funding is obtained by directly borrowing US dollars, some is achieved by using currency swaps to reduce costs and credit exposure. The group also uses local currency borrowings to fund its operations in other countries (see page 61).

The group uses forward exchange contracts to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. Currency options are occasionally used to hedge foreign exchange exposures, usually when the forecast receipt or payment amounts are uncertain. Details of the contracts outstanding on 31st March 2003 are shown on page 63.

Precious Metal Prices

Fluctuations in precious metal prices can have a significant impact on Johnson Matthey's financial results. Our policy for all our manufacturing businesses is to limit this exposure by hedging against future price changes where such hedging can be done at acceptable cost. The group does not take material exposures on metal trading.

All the group's stocks of gold and silver are fully hedged by leasing or forward sales. Currently the majority of the group's platinum stocks are unhedged because of the lack of liquidity in the platinum market.



John Sheldrick
Group Finance Director

DIVISIONAL STRUCTURE

Johnson Matthey has operations in 34 countries and employs around 7,500 people worldwide.

It is organised into 4 global divisions:

Catalysts


01
C
Catalysts
2003

Environmental Catalysts and Technologies (ECT)

ECT comprises Johnson Matthey's global autocatalyst, heavy duty diesel and stationary source emission control businesses. We are the world's leading manufacturer of catalysts for vehicle exhaust emission control and a leader in catalyst systems for the reduction of volatile organic compound emissions from industrial processes. Manufacturing takes place in the USA, UK, Belgium, Mexico, Argentina, South Africa, Malaysia, India and China. R&D facilities are in the USA, UK, Sweden, Japan and Brazil.

Process Catalysts and Technologies (PCT)

PCT manufactures base and precious metal process catalysts, fine chemicals and electrochemical products. Our platinum group metal (pgm) refining business recovers spent catalysts and other secondary material and also refines primary pgms from global mining operations. Manufacturing facilities are in the UK, USA, Germany, India and China. Our Research Chemicals business is based in the USA and UK.

Fuel Cells

Johnson Matthey is the world leader in catalysts and catalysed components for fuel cells.

Precious Metals


02
Pm
Precious Metals
2003

Our Precious Metals Division is organised into two groups, Platinum and Gold and Silver, and incorporates Johnson Matthey's precious metals marketing, fabrication and refining activities.

Platinum

Consists of our worldwide platinum marketing and fabrication activities. Marketing is headquartered in London with support facilities in Philadelphia and Hong Kong. We are the world's leading distributor of platinum group metals and the sole marketing agent for Anglo Platinum, the world's largest producer of platinum. Our platinum fabrication business makes a wide range of platinum group metal products primarily in the UK and USA.

Gold and Silver

Comprises our worldwide gold and silver refining and bullion manufacturing operations. Johnson Matthey is the market leader in the refining of gold and silver. The business serves the world's mining industries and recycles secondary scrap material. We are also a leading manufacturer of high purity small gold bars for investment and jewellery manufacture. Gold and silver refining operations are located in the UK, USA, Canada and Hong Kong.

Colours & Coatings


03
C&C
Colours & Coatings
2003

Colours & Coatings Division is ranked among the world's top integrated suppliers of decorative products and associated raw materials for ceramics and glass. The division is structured into three businesses; Glass, Structural Ceramics and Speciality Coatings, which are organised around the key markets that we serve.

Glass

Based in the Netherlands, our Glass business manufactures black obscuration and silver conductive enamels for automotive glass. It also makes enamels and decorative precious metal products for other glass applications such as bottles and architectural glass.

Structural Ceramics

Our Structural Ceramics business manufactures colours, glazes and frits for the tile and sanitaryware industries, and includes our zircon business.

Speciality Coatings

Speciality Coatings supplies colours, glazes, decals and decorative precious metal products to manufacturers of fine china in the UK and around the world. It also produces a wide range of inorganic pigments and pigment dispersions for use in printing inks, paints, automotive finishes, woodstains and plastics.

Pharmaceutical Materials


04
Phm
Pharmaceutical Materials
2003

Pharmaceutical Materials Division is a global, integrated supplier of active pharmaceutical ingredients, which provides services to pharmaceutical companies through every phase of the development of a new product.

Serving their respective markets in the US and Europe, the division's West Deptford and Macfarlan Smith operations provide customers with bulk manufacturing services from Phase Three clinical trials through commercialisation of a patented or generic drug. The division has leading positions in the manufacture of controlled substances and platinum based anticancer drugs.

The division's Pharm-Eco Laboratories business provides contract research and development and small scale manufacturing services from pre-clinical through to Phase Three clinical trials.

Its Cascade Biochem business is focused on the manufacture of prostaglandins and other complex molecules as active pharmaceutical ingredients for the pharmaceutical industry.

CATALYSTS

In recognition of significant changes in the composition of Catalysts & Chemicals Division, particularly following the acquisition of Synetix from ICI in November 2002, we have renamed it Catalysts Division. This better describes the division's key markets and reflects its strategic direction. Catalysts Division encompasses three businesses: Environmental Catalysts and Technologies (ECT), formerly Catalytic Systems; Process Catalysts and Technologies (PCT), previously Chemicals, which incorporates the former Synetix businesses; and Fuel Cells.

Environmental Catalysts and Technologies

ECT had a strong year in the face of worldwide economic uncertainty. In North America, vehicle sales fell and our catalyst volumes fell slightly as a result. However, despite the well publicised problems of the US car industry, our business grew, driven by the benefits of our new technology and a more than doubling of sales into the heavy duty diesel vehicle retrofit market. In Europe, vehicle sales also fell slightly during the year. However, we were able to grow our market share following the introduction of advanced products that more cost effectively meet emission regulations and both volumes and sales were well up on 2001/02. During the year we further expanded our plant near Johannesburg to meet growing demand for catalysts made in South Africa. In Asia, our new manufacturing facility in China is fully operational and profitable. We also achieved significant new heavy duty diesel retrofit business in Japan. Asia has grown to become the largest producer of light duty vehicles, ahead of both North America and Europe. Johnson Matthey is well positioned to benefit from this growth and our share of the Asia market is increasing. Production lines incorporating our new Precision Coating technology have now been installed in all our plants around the world, and additional capacity has been added in Asia. In order to maintain our technological leadership we have begun a major expansion of the business' European technology centre, including additional engine and vehicle testing facilities. This investment will allow us to develop new, more advanced products to meet forthcoming emission legislation for both gasoline and diesel vehicles.

Process Catalysts and Technologies

PCT's businesses experienced mixed fortunes in 2002/03. Sales were well up on prior year, reflecting five months' contribution from the Synetix businesses. Underlying sales however were flat with difficult conditions in many markets. Margins in the platinum group metal (pgm) refining business were impacted by lower palladium and rhodium prices and overcapacity in subdued markets and profits were down. PGM catalyst sales were good, particularly to the pharmaceutical and fine chemical sector. PGM catalyst sales in China grew well and during 2002/03 we established a pgm chemicals manufacturing facility in Shanghai. The markets of India and the Pacific Rim offer excellent growth opportunities. We have started construction of a process catalyst plant in Taloja, India, which complements our presence in China.

The Research Chemicals business, continued to achieve strong growth including a good contribution from Avocado Research Chemicals, acquired in February 2002. During the year the business expanded its sales and distribution facilities in both the USA and Germany and doubled manufacturing capacity at Avocado in the UK. Good progress was also made on growing its presence in China and Japan.

The acquisition of Synetix from ICI in November 2002 has brought leading base metal process catalyst technology that complements our strong position in precious metal catalysts. It has elevated Johnson Matthey to a strong number two in the global catalyst market and also brings with it important growth opportunities in the emerging markets for gas to liquids (GTL) and chiral catalysts (see the feature on pages 14 and 15). In the five months since acquisition, the business has performed very much in line with our expectations and we have now fully integrated the former Synetix businesses into the division.

Fuel Cells

The Fuel Cells business continued to make excellent progress in 2002/03, taking several important steps towards establishing itself as a supplier of choice to the leading companies in the emerging fuel cell industry. Critical to this has been success with supplying Membrane Electrode Assembly (MEA) development samples for durability and performance testing in customers' early commercial products. This validation phase is expected to be followed over the next few years by commercially available products for premium stationary, back up and portable power applications. This will lead to mass produced products for the transport sector at the end of this decade and into the next.

The first phase of our dedicated MEA factory at Swindon, UK was completed during the year. This is the initial stage in transitioning fuel cell technology from research and development into commercial manufacturing and will enable the Fuel Cells R&D facility at Sonning Common, UK to concentrate on supporting technology development for the future.


Operating Profit
2003 £104.4m
2002 £94.7m
Turnover
2003 £1,083m
2002 £1,303m



RESEARCH & DEVELOPMENT

In ECT we continue to invest in research and development and testing capacity to cost effectively meet ever tightening emissions legislation and retain market leadership. This year, R&D activities have continued to focus on improved three way catalysts for petrol vehicles and the development of products for lean burn engines, especially diesels. We are working in partnership with many of the world's leading heavy duty diesel engine manufacturers to prepare for emissions regulations coming into effect over the next five years. In PCT excellent opportunities are being identified to leverage the benefits from integration of the former Synetix businesses and our complementary portfolios of pgm and base metal catalysts. Good progress is being made in GTL both in synthesis gas generation, via customer demonstration of Advanced Gas Heated Reformer technology and pgm promoted catalyst development, and in custom manufactured Fischer Tropsch catalysts. During the year we have developed a range of polymer based Smopex® metal scavengers, which remove trace metal contaminants in pharmaceutical and fine chemical manufacturing.

Catalysts Division, formerly Catalysts & Chemicals Division, performed well in 2002/03 with operating profits 10% ahead of last year at £104.4 million.

CATALYSTS

Process Catalysts and Technologies - Catalysts for Growth

Within Catalysts Division the Process Catalysts and Technologies (PCT) business brings together Johnson Matthey's former Chemicals activities with those acquired with Synetix in November 2002. PCT thus consists of the group's precious metal based heterogeneous and homogeneous catalysts business, which predominantly uses the unique catalytic properties of the platinum group metals, and the leading base metal (copper, nickel, cobalt, titanium, etc) process catalyst technology acquired with Synetix. It also encompasses our platinum group metal refining and chemical products businesses, the Tracerco diagnostic services business and our Research Chemicals business which supplies products to academic and industrial research organisations via its Alfa Aesar and Avocado catalogue operations.

The acquisition of Synetix brought to Johnson Matthey a global catalyst business that serves a range of market segments including ammonia, methanol, chemicals, fine chemicals, edible oils, oleochemicals, oil and gas and polymerisation. These activities complement the group's strong position in precious metal catalysts for a wide range of markets including emission control and process catalysts for the fine chemicals and pharmaceutical industries. The former Synetix business consists of two strategic business units: PCEO (Polymers, Chemicals and Edible Oils) and AMOG (Ammonia, Methanol, Oil and Gas), reflecting the major global markets that they serve and in which they have market leading positions.

PCEO

Within PCEO, we are a leading supplier of polymerisation catalysts for the manufacture of plasticisers, acrylates, inks and coatings. In addition the Polymers segment also provides polyester manufacturers with innovative titanium based catalysts, which, as part of a tailored package, can increase output by up to 15% without the need for investment in new plant. These catalysts also have significant environmental advantages over antimony based catalysts that are commonly used in polyester production.

For the inks segment, the business is the industry leader in adhesion promoters, catalysts that are added to inks to enable them to stick to flexible packaging. The VERTEC™ range of adhesion promoters sees widespread application in packaging where designs are commonly printed on flexible plastic films, for example for crisp packets and confectionery wrappers. Without these products, the brightly coloured designs that are so vital to the marketing of many consumer products would not be possible.

In the coatings industry, the PCEO business is the industry leader in thixotropic agents, additives that go into paints and other products to modify their flow characteristics. For example these additives are used in water based paints enabling them to be almost a solid gel in the pot but to flow smoothly when applied to a surface and not to 'run' once the paint has been applied.

For the edible oils and oleochemicals sectors, PCEO manufactures high performance catalysts that are used in the manufacture of products such as margarine, chocolate, cooking oils and other foodstuffs (edible oils) and of soap, cosmetics and lubricants, for example those used in shaving foams (oleochemicals). An interesting example of the application of catalysis in the food industry is in modifying the melting point of chocolate products so that they 'melt in the mouth and not in your hands'.

The PCEO business also supplies process and purification catalysts for the chemicals sector. These catalysts are used in manufacturing processes for a wide range of specialised chemical products and in environmental applications to treat a range of gaseous and liquid streams.

Chiral Catalysis

One exciting area is the application of chiral catalysis in the pharmaceutical industry. This is a field in which both the group's precious metal process catalyst business and the acquired businesses have a strong position. Both have extensive catalyst technology, expertise and research resources that complement each other and place us in a strong position to serve this growing market. The US Food and Drug Administration and regulators around the world are increasingly requiring pharmaceutical companies to identify and produce a specific chiral version of a drug. This is where the pharmaceutical ingredient can exist in two different forms, which are mirror images of each other but only one of which has the desired activity. The use of specialised catalysis is one of the main ways of manufacturing chiral drugs, another being chiral separation using simulated moving bed (SMB) technology, an area in which Pharmaceutical Materials Division's Pharm-Eco business has a strong position.

AMOG

Within the AMOG strategic business unit, its KATALCO™ and PURASPEC™ ranges of catalysts are to be found in over half of the world's methanol production plants. Methanol is a fundamental building block in the chemical industry and is a feedstock for a wide range of products. It is presently used in the manufacture of lead free gasoline and is tipped as a replacement for oil based fuels and as a carrier of hydrogen, for example for use in fuel cells.

Ammonia is another important building block for the world's chemical industry. It is a crucial product for the global food chain as it is extensively used in synthetic fertilisers that ensure the productive growth and improved yields of crops around the world. The AMOG business provides high performance catalysts, specialist applications knowledge and services technology to ensure optimum performance in the highly competitive ammonia industry.

In oil refineries, AMOG's products and technologies are extensively used in the production of hydrogen via the steam reforming process as well as for the purification of both liquids and gases produced by the refining process. Catalyst technology is playing an increasingly important and valuable role around the refinery, helping to meet growing market demand for its wide range of products, improving the industry's environmental performance and enabling it to meet legislation requiring cleaner, greener fuels. In the natural gas industry, the business has a strong position in technologies to remove impurities such as sulphur, utilising its research and testing expertise to supply packages that are tailored to meet individual customer needs.

Hydrogen rich gases are also used in a wide range of industrial processes, including oil refining, chemical production, iron ore reduction and the production of Towns Gas. AMOG produces a range of innovative catalysts to serve the hydrogen market.



Gas to Liquids

Another exciting opportunity for future growth is in the new, high technology gas to liquids market. Gas to liquids (GTL) is a rapidly expanding sector manufacturing ultra clean diesel fuel from natural gas. This is an area that has strong environmental as well as energy security drivers. It provides a means to use the world's massive reserves of stranded natural gas to make sulphur free diesel fuel. This extremely pure fuel can be blended with diesel produced via the traditional oil refining route to make the ultra low sulphur diesel that is increasingly mandated to help meet ever tightening vehicle emission standards around the world.

GTL is a multi stage catalytic process and, prior to the acquisition of Synetix, Johnson Matthey was involved in providing catalysts to some of these stages. However, Synetix has brought catalysts and expertise that enable the group to supply the full range of catalysts to the GTL process and to work in partnership with leading energy companies to develop cost effective technologies for this growing market. It is estimated that the market for catalysts for the GTL process could be worth over $400 million per annum by 2010.

Tracerco

In addition to providing advanced catalysts to customers worldwide, PCT provides applications knowledge and services technology through its Tracerco business. Tracerco provides a range of process diagnostic services and specialist instruments used in enhanced hydrocarbon recovery, enhanced hydrocarbon separation and in non-intrusive inspection areas of the upstream oil and gas market. These products and services are used to increase production rates, lower overall production costs and increase environmental compliance by most oil and gas producers. It also provides unique 'taggant' technologies to the process industry, which are used in various applications from reservoir assessment to fuel anti-adulteration schemes. Tracerco was awarded the 2003 Queen's Award for Enterprise for the TRACERCO Profiler™, an instrument that uses advanced measurement technology to determine and control the contents of oil and gas production separators.



PRECIOUS METALS

Platinum

Platinum and palladium prices showed sharply diverging fortunes in 2002/03. The price of platinum rose steadily for most of the year with solid demand, a widening deficit in supply and lack of physical liquidity supporting successive rallies. The price peaked at a 23 year high of $705/oz in March 2003 before falling back as investors and speculators took profits on long positions.

Consumption of platinum in autocatalysts rose in 2002/03 with continuing growth in the diesel sector and efforts to thrift palladium through greater use of platinum based catalysts, underpinning demand. Platinum sales to the Chinese jewellery market continued to rise, although high platinum prices at the end of the year put pressure on profit margins, dampening to some extent enthusiasm for platinum amongst Chinese jewellery manufacturers. Supplies of platinum increased only moderately, as higher output from South Africa was balanced by a drop in sales from Russia.

Apart from some sharp but fleeting spikes, the price of palladium fell steadily throughout the year. Demand from most market sectors was weak, with the auto and electronic industries making substantial use of inventories. In addition, the switch away from palladium in response to the high prices of earlier years continued; auto manufacturers increased the use of platinum catalysts on gasoline vehicles and electronic component manufacturers continued to substitute palladium with base metals in certain applications. Despite sharply lower sales from Russia, supplies exceeded demand for the second successive year.

The average price of platinum for the year was $586/oz, an increase of 17% on 2001/02. Conversely the average price of palladium fell by 36% to $305/oz. Weak prices and poor demand for palladium and rhodium reduced profits in the division's marketing and trading operations from the level seen in 2001/02.

The division's Noble Metals manufacturing business continued to perform well despite difficult economic conditions affecting many of its traditional customers. A further increase in revenues was in part due to technical innovation which generated income from new products and technology licensing. Our medical components business, based in California, continued to grow, operating at full capacity for much of the year. With further growth forecast, the business will relocate to a larger facility in the summer of 2003. Our nitinol operation, also located in California, finished its second full year under Johnson Matthey ownership. With the completion of investment in new manufacturing and information systems, it now boasts industry leading product quality and delivery times.

Gold and Silver

Trading conditions for Johnson Matthey's worldwide gold and silver refining operations remained difficult. Although the higher gold price increased secondary supplies, primary gold production fell slightly and, with an excess of worldwide refining capacity, margins remained under pressure. In October 2002, we announced the merger of our Australian business with that of AGR headquartered in Perth, Western Australia. The formation of AGR Matthey, in which Johnson Matthey holds a 20% stake, will allow the rationalisation of the combined refining and product operations. Elsewhere, the North American refineries had a reasonable year but profits from our Royston refinery were impacted by weak demand for gold bars. Hong Kong again benefited from a series of gold price spikes which prompted the dishoarding of secondary scrap across the Asian region.

Operating Profit

2003	£50.1m
2002	£55.9m







Turnover

2003	£2,857m
2002	£3,167m





RESEARCH & DEVELOPMENT

The division's global research and development programmes are targeted to generate innovative new products and solve customer problems. Work continues at the group's Technology Centre to design new catalysts for ammonia oxidation which will not only improve conversion efficiencies but minimise the production of undesirable by-products such as greenhouse gases. This work has been greatly enhanced by the acquisition of Synetix, which has brought world leading base metal process catalyst technology to Johnson Matthey. Other development programmes are designed to leverage our extensive metallurgical expertise on pgm alloys. The division has active collaboration programmes with several of the world's largest ignition companies who require novel alloys to improve the efficiency of spark plugs in high performance engines. In addition, new alloys and composite materials are in constant demand by customers in the rapidly developing medical components industry. In support of this, we have commissioned an extensive development facility at our West Chester, Pennsylvania site during the year.

Precious Metals Division's operating profits were 10% down on last year at £50.1 million reflecting declining palladium and rhodium prices and subdued trading activity.

COLOURS & COATINGS

The Colours & Coatings Division is organised into three market facing sectors: Structural Ceramics serving the tile, sanitaryware and related construction markets; Glass serving specialised applications in the automotive, architectural and container glass markets; and Speciality Coatings supplying the tableware and plastics industries as well as a range of niche markets for pigments and surface coatings. All business sectors serve the full range of international markets and the division has a presence in all major geographical regions, with main production sites in Spain, the Netherlands, Italy, Brazil, UK, Malaysia, India, China and the USA.

Fiscal year 2002/03 has seen the completion of the rationalisation of the division's activities announced in January 2002, the principal element of which was the closure of its major UK site at Meir in North Staffordshire. Production capacity has been relocated to other sites both within the UK and in Europe. This project has been a great success, considerably reducing the cost base of the division and allowing the operations to sharpen their focus on the structure and needs of the markets that they serve.

Structural Ceramics

The Structural Ceramics sector is focused on the production and marketing of base products including frits, colours and glazes. Primarily located in the major tile producing areas of Italy and Spain, the business continues to expand in the key developing markets of Asia and South America. Structural Ceramics achieved sales in line with 2001/02 despite continued fragile conditions in its principal European markets. Margins improved during the year, partly due to the strength of the euro but also through an improved product mix, with good growth in sales of higher added value products. Consequently, the business achieved encouraging growth in operating profits.

The first phase of Structural Ceramics' new, state of the art frit manufacturing facility in Spain is now fully operational. A new frit manufacturing plant was completed in Brazil during the year and is already producing benefits through improved margins. A new colours manufacturing plant has been added in Spain to serve demand following the closure of the Meir factory and additional capacity also added in Italy. Prospects for the future focus on continued expansion in Northern Asia and increased opportunities from growing markets in Eastern Europe.

Glass

The Glass sector chiefly supplies glass enamels, liquid precious metals and other coating materials for a wide range of applications onto glass. With manufacturing and marketing based in the Netherlands, the sector reaches all major markets through a centrally administered sales and distribution network. During the year the business' sales grew substantially despite flat market conditions. New improved product ranges introduced during the year, including recyclable, lead free products, have been well received by customers around the world. The business has also seen expansion into new geographic markets particularly in the Middle East and Latin America, which contributed to strong revenue growth. Operating profits were ahead of last year.

Following last year's successful completion of the Glass masterplant expansion programme at Maastricht, 2002/03 has seen a continued focus on improvements in manufacturing processes. While major markets, such as automotive, are expected to remain relatively flat, continuous new product development and investment in new technology provides an encouraging outlook for the Glass sector.

Speciality Coatings

Speciality Coatings serves two broad market segments: the surface coatings and plastics industries, to which it supplies pigments and pigment dispersions, and the tableware market, which consumes its pigments, glazes, decorative precious metals and decals. The market for finished tableware has been relatively flat in recent years. However, the value of the market for decorative materials for tableware has been declining due to the continuing trend towards casual dining which has resulted in the predominance of less highly decorated, lower cost tableware. The outlook for the tableware industry in Stoke-on-Trent, which remains the highest margin market for the business, continues to look particularly bleak and the decision to close the major UK site at Meir was taken last year in response to this. Following the closure of Meir, the business is leaner and more focused on the requirements of the industry and profits have improved as a result. The pigments and dispersions area achieved good growth in both sales and profits during the year. Further expansion is underway in pigments with investment in a new plant for Micraflo® products and further state of the art production facilities for cadmium pigments.


Turnover
2003
£256m
£253m
£28.5m
2002
£25.5m


HQ
HPNOTIQ
LIQUEUR
An Exquisite Blend
BELVE

RESEARCH DEVELOPMENT

The Colours & Coatings Division continues to place great emphasis on the development of new products. Research and development, both into fundamental chemistry and product development, is key to growth and increased margins and thus the future profitability of the division's businesses. To this end considerable resources are dedicated to R&D both at the Johnson Matthey Technology Centre at Sonning Common and at the division's major European facilities in the Netherlands, Italy, Spain and in the UK.

This research structure continues to deliver innovative solutions for the market with new products and processes being developed based on the application of novel material technologies. This year these have included recyclable glass enamel systems, novel pigments based on new chemical compounds and new screen printable liquid gold products. A number of exciting opportunities are nearing conclusion and management are keenly aware of the importance of keeping the pipeline of research and product development charged and driven by market opportunities.

Colours & Coatings Division produced a strong performance in 2002/03 with operating profits 12% up on prior year at £28.5 million.

PHARMACEUTICAL MATERIALS

Pharmaceutical Materials Division provides process development and manufacturing services for active pharmaceutical ingredients (APIs) throughout the entire life cycle of a drug. The Pharm-Eco business, located in the USA, provides contract chemistry and manufacturing services for drugs in the early and middle phases of their development cycle. As products reach late stages of development and commercial approval, both West Deptford (USA) and Macfarlan Smith (UK) provide commercial scale manufacturing services along with regulatory support for active pharmaceutical ingredients. These businesses manufacture products for both branded and generic drugs. In October 2002 Johnson Matthey purchased Cascade Biochem, a world leader in the chemistry of prostaglandins which are a class of very complex, high value molecules with increasing therapeutic applications.

West Deptford

The West Deptford business manufactures high value APIs, including controlled substances and metal based pharmaceuticals. These are used in both generic and proprietary drugs to treat cancer, chronic pain and attention deficit hyperactivity disorder (ADHD). In 2002/03 West Deptford's sales grew by 17%, primarily due to the full year benefit of several new products launched late in 2001/02, sales of which were strong throughout the year. In anticipation of this and future growth, new manufacturing facilities on the site were completed and commissioned during the year. This expansion has increased manufacturing capacity by 40% and provides space for additional laboratories and reactor capacity. In June 2002 West Deptford received approval from the US Drug Enforcement Administration to import the key raw materials used in the manufacture of morphine and codeine. This approval, along with technology transferred from Macfarlan Smith, will enable West Deptford to fully participate in this market in the US, which is currently only open to three other companies. A project to install facilities for morphine and codeine production on the site is underway and these are expected to be commissioned during the first half of 2004.

Macfarlan Smith

Macfarlan Smith, located in Edinburgh, UK, is a world leader in the manufacture and marketing of controlled drugs. Macfarlan Smith's business continued to grow well during the year despite the cessation of its contract for the extraction of galantamine from daffodil bulbs. Its purpose built galantamine extraction facility has been successfully converted to the extraction of concentrated poppy straw, enabling important cost savings in the manufacture of Macfarlan Smith's key opiate products. The business' sales of bulk opiate products, particularly codeine and morphine, remain strong. Sales growth was particularly good in specialist opiates and other controlled drugs, where the market for key products continues to grow due to the launch of new dosage forms and therapeutic applications. Several key new controlled drug products are in late stages of development and will provide sales growth in future years. The programme of investment in facilities at Macfarlan Smith has continued, with projects to add new reactors specially configured for hydrogenation reactions. In addition significant investments were made in site infrastructure and regulatory compliance initiatives during the year.

Pharm-Eco

Pharm-Eco, based near Boston, USA, is a leading provider of contract chemistry services and small scale manufacturing in support of the development of new drugs. Outsourcing of chemistry by pharmaceutical companies continues to grow and Pharm-Eco continues to broaden its range of services to the industry. Pharm-Eco's sales in 2002/03 were well up on prior year with both of its service areas of contract chemistry and contract manufacturing achieving strong growth. In support of this growth, additional laboratory facilities were added at its Devens, Massachusetts facility. The business has also begun a project to install reactor suites in the production area at Devens. The first two suites will be completed in the third quarter of 2003/04. During the year Pharm-Eco also acquired the interest of its joint venture partner, UOP, in Universal Pharma Technologies (UPT). UPT develops equipment and provides contract separation services using simulated moving bed chromatography, a very advanced technology for purification of organic chemicals. This novel separation technique complements Johnson Matthey's pharmaceutical manufacturing capabilities, especially for complex and chiral molecules.

Cascade Biochem

Cascade Biochem, with facilities in Reading, UK and Cork, Ireland, is a world leader in the chemistry of prostaglandins and related compounds. Cascade has performed well since its acquisition in October 2002. Prostaglandins are very complex, difficult to synthesise molecules that are mainly used in cardiovascular, gastrointestinal and ophthalmic medicine. The Cork facility has been approved by the US FDA and currently manufactures misoprostol, a prostaglandin product for the generic drug market. Cascade has a strong development pipeline, including many products that are due to become generic in the future. Market interest in prostaglandin products is high and the business is in the process of negotiating commercial relationships for key products. In support of the commercialisation of Cascade's product pipeline, a programme of capacity expansion has begun at the Cork facility. The first stage of this expansion will be completed by mid 2003/04.


Operating Profit
2003 £36.9m
2002 £31.3m
Turnover
2003 £128m
2002 £106m



RESEARCH & DEVELOPMENT

Pharmaceutical Materials Division's research and development is focused on commercial products to be manufactured and marketed by the West Deptford, Macfarlan Smith and Cascade Biochem businesses, as well as early stage R&D performed directly for pharmaceutical companies by Pharm-Eco. Technology required for the manufacture of commercial scale products includes primarily the development of chemical manufacturing processes and methods for the analysis of these products. This technology is essential to achieve competitive market positions and to obtain regulatory approval for products. Contract drug development services offered by Pharm-Eco include medicinal chemistry, process development and initial scale-up of potential new drugs. Given the wide variety of products in R&D, Pharm-Eco has developed expertise in a broad range of chemistry. Each of Pharmaceutical Materials Division's businesses has developed substantial chemical know-how in their respective market niches and they collaborate closely on new technical challenges. Combined with Johnson Matthey's core expertise in catalysis, chiral catalysis and organometallic chemistry, the division offers the pharmaceutical marketplace a unique and broad spectrum of R&D capabilities.

Pharmaceutical Materials Division produced strong results with operating profit 18% up on 2001/02 at £36.9 million. All of its business units performed well.

CORPORATE SOCIAL RESPONSIBILITY

JOHNSON MATTHEY MAKES A SIGNIFICANT CONTRIBUTION TO SUSTAINABLE DEVELOPMENT through the application of its leading science and technology, the ingenuity of its people and the [illegible]s.

The board has always ensured that the group operates according to well established ethical, social and environmental policies. This year Johnson Matthey is publishing its first corporate social responsibility (CSR) review, which is presented here in summary. The full report, covering policies, environmental performance and our social and economic contribution to sustainable development, is available on our website at www.matthey.com.

The statements on corporate social responsibility disclosure follow the guidelines issued by the Association of British Insurers and the detailed analysis in the full report is based on the format recommended by the Global Reporting Initiative. As outlined in the Corporate Governance section on page 31 the board has embedded corporate social responsibility into its risk management process. Corporate social responsibility is championed at the highest level at Johnson Matthey and the board has reviewed and fully endorsed the CSR review.

Many of our products have a particularly positive social and environmental benefit. They range from anticancer compounds to our autocatalyst technologies, which improve air quality around the world. In addition, our fuel cell products are poised to make a significant contribution to the generation of clean energy and security of supply. Whilst Johnson Matthey's main contribution to sustainable development will be through our products we also seek to contribute through the management of the business and in the quality of our manufacturing operations. Our expertise in processing precious metal materials provides us with a core competence in the conservation, reuse and recycling of natural resources, principles which are now applied throughout our business.

Johnson Matthey has a culture of continuous improvement in all aspects of performance. In this area improvement is driven through corporate policies, a comprehensive management system and the commitment of our staff. There are three key policy areas, which provide the framework for the management of corporate social responsibility – the Environment, Health and Safety policies, the Employment policies and the Business Integrity and Ethics policy.

ENVIRONMENT, HEALTH AND SAFETY

"Johnson Matthey is firmly committed to managing its activities throughout the group so as to provide the highest level of protection to the environment and to safeguard the health and safety of its employees, customers and the community."

The company's Environment, Health and Safety (EHS) policies provide the guiding principles that help ensure high standards are achieved at our sites around the world whilst promoting continuous improvement based on careful risk assessment and comprehensive EHS management systems. These policies, summarised in the company's policy statement (see box on page 24) are regularly reviewed. Corporate policies provide a framework for all Johnson Matthey businesses to formulate site specific policies to meet local requirements.

Internal EHS audits are an integral part of Johnson Matthey's corporate EHS management system. 68 facilities from our operations worldwide are included in the audit programme. 87 audits have been carried out over the last three years, with 32 in 2002. Audit reports are reviewed by the Environment, Health and Safety Committee. Further site visits were made to oversee health surveillance programmes by the Group Occupational Physician.

Our investment in plant and equipment has continued over the last year. In addition to environmental improvements this enables us to design and operate processes that are inherently safer and more resource efficient than previous designs. Resource efficiency is second nature to managers in the business who are charged with the responsibility of handling materials and products of high intrinsic value, many of which are recyclable.

Environmental Management Systems

Our operating units are moving towards ISO 14001 certification. At present 11 sites are certified with a further six sites in the final stages of assessment. Some 2,300 people or 29% of our staff work at ISO 14001 locations. Over the past year four ISO 14001 certified sites have joined Johnson Matthey through the acquisition of Synetix, Clitheroe and Chilton in the UK and Oberhausen and Emmerich in Germany.

Training

Training is vital to ensuring continuous improvements in EHS performance. Over the past year staff of all grades have received training with a wide range of courses available to employees. Our major sites employ health and safety training specialists. Expert external trainers supplement in house capabilities where necessary.

Target Setting

One of the key aims of Johnson Matthey's EHS policy is to achieve continuous improvement in performance through target setting. Targets which have been set by our business units are reviewed on a group wide basis. Such targets typically include:

- → Reductions in waste and emissions to air or water.
- → Reduction in energy and commodity use.
- → Training of employees in EHS issues.
- → Undertaking inspection programmes.

Over the past year we have set corporate health and safety targets in line with the UK Health and Safety Executive (HSE) Revitalising Health and Safety initiative. We have adopted the following HSE targets with a baseline year of 2000 for our worldwide operations.

1. Reduction of working days lost by 15% by 2004 and by 30% by 2010.
2. Reduction in the incidence rate of major injuries by 5% by 2004 and 10% by 2010.

A group wide review of environmental performance is undertaken annually, focusing on our key impacts including global warming, waste generation and water consumption. The following graphs highlight our environmental performance indexed to turnover and our health and safety performance in absolute terms. Further details are provided in our full CSR review as published on our website.

Supply Chain Issues

As shown in our Business Integrity and Ethics Policy Statement, we support the principles set out within the United Nations Universal Declaration of Human Rights and International Labour Organisation Core Conventions. Whilst we are confident of the performance of our own operations, we recognise that business practices in the supply chain are not always transparent and represent a risk that must be managed.

Community Involvement

The CSR review gives examples of the way Johnson Matthey supports its local communities. In South Africa, for instance, we have provided support for underprivileged students at the University of Cape Town, through which at least nine students a year are given a bursary and also work experience at Johnson Matthey operations in the country. We have just concluded a successful charity of the year programme in support of the NSPCC. Johnson Matthey's charity of the year for 2003 is Diabetes UK. The company also supports many other charities locally and nationally. As noted in the Directors' Report, total charitable giving in 2002/03 was £323,000.

Verification

The board reviews CSR issues as part of its risk management process. The board believes that the measures taken to review the CSR information provide a suitable level of confidence without external audit. Johnson Matthey would utilise external specialists where specific CSR issues were identified.

Total Acid Gas Emissions*


100%
92%
79%
66%
1999
2000
2001
2002

Total Global Warming Potential*


100%
91%
86%
89%
1999
2000
2001
2002

Total Water Supply*


100%
94%
90%
87%
1999
2000
2001
2002

Days Lost per 1,000 Employees


419
337
319
220
1999
2000
2001
2002

*Adjusted for sales 1999 = 100%

The Contribution of Johnson Matthey Autocatalysts to Clean Air in the UK

The growth in international markets for autocatalysts has been driven by efforts to legislate for cleaner air. Johnson Matthey has played a vital role in the improvement of air quality through the manufacture of autocatalysts for cleaning vehicle exhaust emissions from petrol and diesel fuelled cars and continuously regenerating traps (CRTs) for treating emissions from heavy duty diesel vehicles.

Johnson Matthey autocatalysts dramatically reduce emissions of carbon monoxide, oxides of nitrogen, volatile organic compounds and particulates from a wide range of road vehicles.

As part of our commitment to improving the environment Johnson Matthey is active in monitoring the impact of its products. A recent company study has shown that Johnson Matthey autocatalysts have saved millions of tonnes of pollutants from entering the environment. More details of this study are available in the corporate social responsibility report at www.matthey.com.

UK Emissions Savings due to Autocatalysts


12,000
10,000
8,000
6,000
4,000
2,000
0
Total emissions kT/Year
'Engine-out' Emission
Emission Saving
Actual Emissions
1970
1980
1990
2000
2010
2020

CORPORATE SOCIAL RESPONSIBILITY

ENVIRONMENT, HEALTH AND SAFETY POLICY STATEMENT

Johnson Matthey is firmly committed to managing its activities throughout the group so as to provide the highest level of protection to the environment and to safeguard the health and safety of its employees, customers and the community.

The company's Environment, Health and Safety policies have been widely disseminated and provide the guiding principles necessary to ensure that high standards are achieved at all sites around the world. They also afford a means of promoting continuous improvement based on careful risk assessment and comprehensive EHS management systems, against which all sites are audited.

This policy and its associated procedures are designed to achieve the following corporate objectives:

- That all locations meet legal and group environment, health and safety requirements.
- That the design, manufacture and supply of products is undertaken so as to satisfy the highest standards of health, safety, environmental protection and resource efficiency.
- That management systems are effective in maintaining standards and fulfilling the challenge of securing continuous improvement in environmental, health and safety performance.

In order to achieve these objectives we will:

- Provide leadership and commitment as an expression of the importance that the board and the senior management team place on EHS issues.
- Ensure accountability by holding corporate management and senior executives within each operating division and business unit responsible for EHS performance.
- Provide the financial and human resources to allow EHS issues to be given an appropriate level of priority.
- Provide good communication internally and externally and encourage employee involvement and cooperation at all levels in the organisation in meeting EHS objectives.
- Ensure competence on EHS matters through education, training and awareness at all levels in the organisation, including creating an understanding of individual responsibilities for health and safety and the environment.
- Undertake assessments to identify the risks to health, safety and the environment from company operations and ensure that appropriate control measures are implemented.
- Ensure that new investments are designed and operated to the latest standards so as to eliminate or minimise risks to health, safety and the environment.
- Investigate incidents to identify the root cause and take action to prevent recurrence.
- Promote programmes to achieve energy and resource efficiency.
- Set key corporate objectives and performance targets that can be measured and assessed, reporting results in a meaningful and transparent way both internally and externally.
- Undertake regular EHS inspections and audits of operations, and review performance to ensure continuous improvement in EHS management.

The group EHS management system will be reviewed regularly to ensure that it reflects international best practice and our growing understanding of the practical application of sustainable development.

EMPLOYMENT POLICIES

Equal Opportunities

It is the policy of the group to recruit, train and manage employees who meet the requirements of the job, regardless of gender, ethnic origin, age or religion. Employees who become disabled and disabled people are offered employment consistent with their capabilities.

Training and Development of People

Johnson Matthey recognises the importance of recruiting the very highest calibre of employees, training them to achieve challenging standards in the performance of their jobs, and developing them to their maximum potential.

Our policy requires careful review of organisation structure, succession and the development of high potential people to meet our business goals. The Management Development and Remuneration Committee of the board takes a special interest in ensuring compliance with the Training and Development of People Policy.

Training and Development of People Policy

Ensure highest standards in the recruitment of staff.

Assess training needs in the light of job requirements.

Ensure relevance of training and link with business goals.

Employ and evaluate effective and efficient training methods.

Promote from within, from high potential pools of talent.

Understand employees' aspirations.

Provide development opportunities to meet employees' potential and aspirations.

Employee Communications

Johnson Matthey recognises the importance of effective employee communications. Information and comment is exchanged with employees through the company's in-house magazine, regular news bulletins, presentations to staff and team briefings.

BUSINESS INTEGRITY AND ETHICS POLICY STATEMENT

A reputation for integrity has been a cornerstone of Johnson Matthey's business since it was founded by Percival Norton Johnson in 1817. It gives customers the confidence that the company's products meet the standards claimed for them and that they may safely entrust their own precious metals to Johnson Matthey for processing and safe keeping. Employees at all levels are required to protect Johnson Matthey's reputation for integrity.

The company strives to maintain the highest standards of ethical conduct and corporate responsibility worldwide through the application of the following principles:

Compliance with national and international laws and regulations is required as a minimum standard.

Reputable business practices must be applied worldwide.

Conflicts of interest must be declared and appropriate arrangements made to ensure that those with a material interest are not involved in the decision making process.

Improper payments of any kind are prohibited, similarly no gift whose value is material or which may be interpreted as a form of inducement should be accepted or offered by Johnson Matthey employees.

Reporting of business performance should be undertaken in such a way that senior management is fully and properly informed concerning the business' true performance, risks and opportunities in a timely manner.

Ethical issues must be dealt with in an efficient and transparent manner.

A positive contribution to society as a whole, and specifically the communities in which we operate, must be ensured.

We must seek to influence our suppliers to operate to similar high standards as ourselves.

We support the principles set out within the United Nations Universal Declaration of Human Rights and International Labour Organisation Core Conventions.

It is the responsibility of directors and senior management to ensure that all employees who directly or indirectly report to them are fully aware of Johnson Matthey's policies and values in the conduct of the company's businesses. It is also the responsibility of directors and senior management to lead by example and to demonstrate the highest standards of integrity in carrying out their duties on behalf of the company. These issues are further safeguarded through corporate governance processes and monitoring by the board and sub-committees to the board.

AQUACAT™

A STEP CHANGE IN EFFICIENCY AND ENVIRONMENTAL IMPACT

Up to now the recovery of precious metals used as catalysts in chemical processes has involved the use of incineration. The new AquaCat™ technology being commissioned at Johnson Matthey's Brimsdown, UK facility uses a process based on supercritical water oxidation which provides many environmental and economic benefits.

Precious metals are used extensively in catalysts which improve the efficiency of a wide range of industrial chemical processes. The metals used, platinum, palladium and rhodium, represent a huge investment and the rapid and economical recovery of the metal from spent catalyst is a vital part of their use.

Typically spent process catalysts are contaminated with organic materials from the reaction mixture as well as the material used to support the catalyst, often carbon. These organic materials can be very hazardous and traditionally have to be removed before the exact quantity of metal present can be established.

The AquaCat™ process offers vast environmental improvements on incineration since it requires almost no external source of thermal energy, eliminates the need for expensive exhaust gas treatment, reduces the amount of physical handling of the material and makes containment easier.

Direct sampling of the customer material is the first stage of the AquaCat™ process. This means that the amount of metal is predetermined before any processing takes place.

Johnson Matthey has put great emphasis on ensuring the integrity of the new sampling process. We have consulted with customers to ensure that they are satisfied with the accuracy achieved and are comfortable that the new techniques do not compromise our commitment to ethical business conduct.

The AquaCat™ technology also allows processing equipment to be installed at customer sites. This may be particularly important to the pharmaceutical or petrochemical industries where the residue is either highly bioactive or high in volume making handling and transport difficult.

The AquaCat™ technology was developed in partnership between Johnson Matthey and Chematur Engineering AB.

After the completion of the commissioning process it is anticipated that AquaCat™ will make a major impact to the services provided by our Brimsdown site.




H M P Miles
Chairman


C R N Clark
Chief Executive


J N Sheldrick
Group Finance Director


H R Jenkins
Non-Executive Director


C D Mackay
Non-Executive Director


M B Dearden
Non-Executive Director


N A P Carson
Executive Director


D W Morgan
Executive Director


I C Strachan
Non-Executive Director


A M Thomson
Non-Executive Director


R J W Walvis
Non-Executive Director

BOARD OF DIRECTORS

H M P Miles OBE

Chairman, age 67; joined Johnson Matthey as a non-executive director in March 1990; appointed Chairman in June 1998. Currently Chairman of Schroders plc and a non-executive director of BP plc and other companies. Previously Chairman of Cathay Pacific Airways, Swire Group Hong Kong, a director of HSBC, John Swire & Sons Limited and ING Baring Holdings Limited, and a Vice President of the China Britain Business Council. A, M, N

C R N Clark MIM, CIMgt

Chief Executive, age 61; joined Johnson Matthey in 1962; headed Johnson Matthey's platinum marketing operations before assuming responsibility for Catalytic Systems Division in 1988, and additionally, Colour and Print in 1990. Appointed an executive director in March 1990 and Group Managing Director in September 1995. Became Chief Operating Officer in July 1996 and appointed Chief Executive in June 1998. Currently a non-executive director of FKI plc and Rexam PLC.

J N Sheldrick MA, MSc, FCMA, FCT

Group Finance Director, age 53; joined Johnson Matthey as Executive Director, Finance in September 1990 and assumed current job title in September 1995. Additionally responsible for Pharmaceutical Materials from July 1999. Previously Group Treasurer of The BOC Group plc and a non-executive director of API Group Plc.

H R Jenkins CBE

Age 69; appointed a non-executive director in January 1996 when he retired as a director of The Prudential Corporation plc where he was Chairman and Chief Executive of Prudential Portfolio Managers. Latterly Chairman of Thorn plc and currently Chairman of Development Securities Plc. He chaired the property advisory group at the Department of the Environment from 1990 to 1999. Previously Group Investment Director, Allied Dunbar Assurance and Director General of Investments, British Coal Pensions. A, M, N

C D Mackay MBA, MA

Age 63; appointed a non-executive director in January 1999. Currently Chairman of the Eurotunnel Group and of TDG plc and a member of the board of INSEAD. Previously Group Chief Executive and Deputy Chairman of Inchcape plc and has also served on a number of boards including those of HSBC Holdings plc, British Airways plc, Gucci Group NV and Thistle Hotels plc. A, M, N

M B Dearden MA

Age 60; appointed a non-executive director in April 1999. Currently Chairman of Minova International Limited, a non-executive director of The Wier Group Plc and Travis Perkins plc. Previously Chief Executive of Castrol International and a main board director of Burmah Castrol plc. A, M, N

N A P Carson BSc

Executive Director, Catalysts and Precious Metals, age 46; joined Johnson Matthey in 1980; appointed Division Director, Catalytic Systems in 1997 after having held senior management positions in the Precious Metals Division as well as Catalytic Systems in both the UK and the US. Appointed Managing Director, Catalysts & Chemicals in August 1999 and additionally assumed board level responsibility for Precious Metals Division in August 2002. Currently a non-executive director of Avon Rubber plc.

D W Morgan MA, ACA

Executive Director, Group Corporate Development, Central Research and Colours & Coatings, age 45; joined Johnson Matthey in 1988 as a Division Finance Director. Appointed an executive director in August 1999. Responsible for the group's Corporate Development activities and Legal and Secretarial affairs. In addition, assumed board level responsibility for Colours & Coatings Division and the company's central research activities in August 2002. Currently a member of the International Advisory Board of Conduit Ventures Limited. Previously a non-executive director of RiverSoft plc.

I C Strachan

Age 60; appointed a non-executive director in January 2002. Currently Chairman of Instinet Group Inc. and a director of Reuters Group plc, Transocean Inc., Xstrata plc and Harsco Corporation. Previously Deputy Chairman of Invensys Plc, Chief Executive of BTR plc and Deputy Chief Executive of Rio Tinto plc. A, M, N

A M Thomson MA, CA

Age 56; appointed a non-executive director in September 2002. Currently Finance Director of Smiths Group plc. He was previously Finance Director of the Rugby Group PLC and a non-executive director of Laporte PLC. Prior to that he had held a succession of senior financial positions with Courtaulds, Raychem Ltd. and Rockwell International. A, M, N

R J W Walvis

Age 56; appointed a non-executive director in September 2002. Currently a non-executive director of Balfour Beatty plc, an Adviser to Amerada Hess Corporation Inc. and a Council member of the Royal Institute of International Affairs. He was previously Chairman, Global Corporate Centre, Shell International Limited and prior to that held a series of senior management positions within the Royal Dutch Shell Group. A, M, N

Committees of the Board

A *Audit Committee*
M *Management Development and Remuneration Committee*
N *Nomination Committee*

OTHER SENIOR MANAGEMENT

Catalysts

P N Hawker *Division Director, Environmental Catalysts and Technologies*
S M Christley *Division Finance Director, Environmental Catalysts and Technologies*
J B Fowler *President, Environmental Catalysts and Technologies, North America*
P C Framp *Managing Director, Environmental Catalysts and Technologies, Europe*
J F Walker *Managing Director, Environmental Catalysts and Technologies, Asia*
B J Cooper *Vice President, Environmental Catalysts and Technologies, Heavy Duty Diesel*
L C Pentz *Division Director, Process Catalysts and Technologies*
G P Otterman *Division Finance Director, Process Catalysts and Technologies*
M T Durney *Vice President and General Manager, Process Catalysts and Technologies, North America and Asia*
R M Kilburn *Vice President, Polymers, Chemicals and Edible Oils*
S P Murphy *Managing Director, Process Catalysts and Technologies, Europe*
B C Singelais *Director, Research Chemicals*
N Whitley *Vice President, Ammonia, Methanol, Oil and Gas*
J C Frost *Director, Fuel Cells*

Precious Metals

W F Sandford *Division Director*
B M O'Connell *Division Finance Director*
M Bedford *Director, Precious Metals Marketing*
M C F Steel *Market Research and Planning Director, Precious Metals Marketing*
A M Myers *Director, Noble Metals*
J D McKelvie *Vice President, Gold and Silver, North America*

Colours & Coatings

C M Hood *Division Director*
N P H Garner *Division Finance Director*
V Ros *Managing Director, Structural Ceramics*
J Murkens *Managing Director, Glass*
T R Woolrych *Managing Director, Speciality Coatings*

Pharmaceutical Materials

F K Sheffy *Division Director*
A J Caruso *Division Finance Director*
J B Friederichsen *General Manager, West Deptford*
D S Mercer *Managing Director, Macfarlan Smith*
S A Zahr *General Manager, Pharm-Eco Laboratories*

Corporate

G J Coates *Group Treasurer*
S Farrant *Company Secretary and Senior Legal Adviser*
I D Godwin *Group Corporate Communications Manager*
V E Gough *Group Reporting Controller*
M J L Henkel *Group Taxation Manager*
B A Murrer *Director, Technology Centre*
I F Stephenson *Director, Group Systems and Environment, Health and Safety, Human Resources and Pensions*

DIRECTORS' REPORT

The directors submit to shareholders their one hundred and twelfth annual report, together with the audited accounts of the group for the year ended 31st March 2003. Pages 1 to 38 are an integral part of the report.

Principal Activities

The group's principal activities are summarised on page 11.

Dividends

The interim dividend of 7.8 pence per share, up 0.3 pence, was paid in February 2003. A final dividend, which will be paid as an ordinary dividend, of 17.7 pence per share, up 0.6 pence, is being proposed to shareholders as Resolution 3 at the Annual General Meeting (AGM), making a total for the year of 25.5 pence, an increase of 4% over last year. Dividends for the year total £55.5 million.

A low cost Dividend Reinvestment Plan is in place for the benefit of shareholders. This allows them to purchase additional shares in Johnson Matthey with their dividend payment. Further information and a mandate can be obtained from the Company Secretary at the company's registered office.

Share Capital

Allotments of ordinary shares of £1 each of the company were made during the year as set out in note 24 on page 65.

The board will again seek shareholders' approval to renew the annual authority for the company to make purchases of its own ordinary shares through the market. No shares were purchased under this authority during the year ended 31st March 2003.

Employee Share Schemes

4,472 current and former employees, representing approximately 59% of employees worldwide as at 31st March 2003, are shareholders in Johnson Matthey through the group's employee share schemes, which held 3,102,086 shares (1.41% of ordinary share capital) at 30th May 2003. A total of 864 current and former executives hold options over 5,829,632 shares through the company's executive share option schemes.

Directors

Details of the directors of the company are shown on pages 26 and 27. Mr A M Thomson and Mr R J W Walvis, both appointed to the board on 24th September 2002, offer themselves for election at the forthcoming AGM. In accordance with the company's Articles of Association, Mr H M P Miles, Mr N A P Carson and Mr D W Morgan retire by rotation and, being eligible, offer themselves for re-election at the AGM.

Directors' Material Interests in Contracts

Other than service contracts, no director had any interest in any material contract with any group company at any time during the year.

Substantial Shareholdings

The company has been advised of the following interests in its ordinary share capital as at 30th May 2003:

Schroder Investment Management Ltd	9.46%	Legal & General Assurance Society Ltd	3.87%
Merrill Lynch Investment Managers	7.83%	Deutsche Asset Management	3.57%
Threadneedle Asset Management	6.55%	Government of Singapore Investment Corp	3.34%
Scottish Widows Investment Partnership Ltd	4.00%	Fidelity Investments	3.12%

Auditors

In accordance with section 384 of the Companies Act 1985, a resolution is to be proposed at the forthcoming AGM for the reappointment of KPMG Audit Plc as auditors of the company.

Policy on Payment of Commercial Debts

The group's policy in relation to the payment of all suppliers (set out in its Group Control Manual, which is distributed to all group operations) is that payment should be made within the credit terms agreed with the supplier. At 31st March 2003, the company's aggregate level of 'creditor days' amounted to 7 days. Creditor days are calculated by dividing the aggregate of the amounts which were owed to trade creditors at the end of the year by the aggregate of the amounts the company was invoiced by suppliers during the year and multiplying by 365 to express the ratio as a number of days.

Donations

During the year the group donated £323,000 (2002 £298,000) to charitable organisations, of which £299,000 (2002 £274,000) was in the UK. There were no political donations made in the year (2002 £ nil).

This report was approved by the directors on 3rd June 2003 and is signed on their behalf by:



Simon Farrant
Company Secretary

CORPORATE GOVERNANCE

Statement of Compliance with the Combined Code

The company has applied all of the principles set out in section 1 of the Combined Code on Corporate Governance (the Code) relating to the structure and composition of the board, the remuneration of the directors, relations with shareholders and procedures for financial reporting, internal control and audit. This statement describes how the principles of the Code have been applied.

Throughout the year, the group has been in compliance with the provisions of the Code with the exception of the matter noted on page 31.

Directors and the Board

The board is responsible to the company's shareholders for the group's system of corporate governance, its strategic objectives and the stewardship of the company's resources and is ultimately responsible for social, environmental and ethical matters. The board meets at least seven times per year and delegates specific responsibilities to board committees, as described below. The board reviews the key activities of the business, and receives papers and presentations to enable it to do so effectively. The Company Secretary is responsible to the board and is available to individual directors in respect of board procedures.

The board comprises the Chairman, the Chief Executive, three other executive directors and six other independent non-executive directors. Mr H R Jenkins was Senior Independent Director throughout the period. Mr C D Mackay will take over as Senior Independent Director on 16th July 2003 following Mr Jenkins' retirement from the board. The role of non-executive directors is to enhance independence and objectivity of the board's deliberations and decisions. The executive directors have specific responsibilities, which are detailed on page 27, and have direct responsibility for all operations and activities.

All directors submit themselves for re-election every three years.

Committees of the Board

The Chief Executive's Committee is responsible for the recommendation to the board of strategic and operating plans and on decisions reserved to the board where appropriate. It is also responsible for the executive management of the group's business. The Committee is chaired by the Chief Executive and meets monthly. It comprises the executive directors and six senior executives of the company.

The Audit Committee is a sub-committee of the board whose purpose is to assist the board in the effective discharge of its responsibilities for financial reporting and corporate control. The Committee meets twice a year and has been chaired by Mr H R Jenkins. Mr A M Thomson will take over as Chairman of the Audit Committee following Mr Jenkins' retirement. It comprises all the non-executive directors with the Chief Executive, the Group Finance Director and the external and internal auditors in attendance.

The Nominations Committee is a sub-committee of the board responsible for advising the board and making recommendations on the appointment of new directors. The Committee is chaired by Mr H M P Miles and comprises all the non-executive directors.

The Management Development and Remuneration Committee (MDRC) is a sub-committee of the board, which determines on behalf of the board the remuneration of the executive directors. Since 25th March 2003 the Committee has been chaired by Mr C D Mackay and comprises all the non-executive directors. The Chief Executive and Director of Human Resources attend by invitation except when their own performance and remuneration are discussed.

Directors' Remuneration

The Remuneration Report on pages 32 to 37 includes details of remuneration policies and of the remuneration of the directors.

Relations with Shareholders

The board considers effective communication with shareholders, whether institutional investors, private or employee shareholders, to be extremely important.

The company reports formally to shareholders twice a year, when its half year and full year results are announced and an interim report and a full report are issued to shareholders. These reports are posted on Johnson Matthey's website (www.matthey.com). At the same time, executive directors give presentations on the results to institutional investors, analysts and the media in London and other international centres. Copies of major presentations are also posted on the company's website.

The Annual General Meeting (AGM) of the company takes place in London and formal notification is sent to shareholders with the annual report at least 20 working days in advance of the meeting. The directors are available, formally during the AGM and informally afterwards, for questions. Details of the 2003 AGM are set out in the notice of the meeting enclosed with this annual report.

Accountability, Audit and Control

The statement of directors' responsibilities in relation to the accounts is set out on page 38.

In its reporting to shareholders, the board aims to present a balanced and understandable assessment of the group's financial position and prospects.

The group's organisational structure is focused on its four divisions. These entities are all separately managed, but report to the board through a board director. The executive management team receive monthly summaries of financial results from each division through a standardised reporting process.

The group has in place a comprehensive annual budgeting process including forecasts for the next two years. Variances from budget are closely monitored.

The board has overall responsibility for the group's system of internal controls and for reviewing its effectiveness. The internal control systems are designed to meet the group's needs and address the risks to which it is exposed. Such a system can provide reasonable but not absolute assurance against material misstatement or loss.

CORPORATE GOVERNANCE

There is a continuous process for identifying, evaluating and managing the significant risks faced by the company which has been in place during the year under review and up to the date of approval of the annual report and accounts. The board regularly reviews this process.

The assessment of group and strategic risks is reviewed by the board and updated on an annual basis. At the business level, the processes to identify and manage the key risks are an integral part of the control environment. Key risks and internal controls are the subject of regular reporting to the Chief Executive's Committee.

The Group Control Manual, which is distributed to all group operations, clearly sets out the composition, responsibilities and authority limits of the various board and executive committees and also specifies what may be decided without central approval. It is supplemented by other specialist policy and procedures manuals issued by the group, divisions and individual business units or departments. The high intrinsic value of many of the metals with which the group is associated necessitates stringent physical controls over precious metals held at the group's sites.

The internal audit function is responsible for monitoring the group's systems of internal financial controls and the control of the integrity of the financial information reported to the board. The Audit Committee approves the plans for internal audit reviews and receives the reports produced by the internal audit function on a regular basis. Actions are agreed with management in response to the internal audit reports produced.

In addition, significant business units provide assurance on the maintenance of financial and non-financial controls and compliance with group policies. These assessments are summarised by the internal audit function and a report is made annually to the Audit Committee.

The directors confirm that the system of internal control for the year ended 31st March 2003 and the period up to 31st May 2003 has been established in accordance with the guidance "Internal Control: Guidance for Directors on the Combined Code" issued in September 1999 and that they have reviewed the effectiveness of the system of internal control.

Auditors

The performance of the auditors is reviewed by the Audit Committee on a regular basis, including a formal review of the external auditors every three years.

Both the board and the external auditors (KPMG Audit Plc) have for many years had safeguards to avoid the possibility that the auditors' objectivity and independence could be compromised. Our policy in respect of services provided by the external auditors is as follows:

- Audit related services – the external auditors are invited to provide services which, in their position as auditors, they must or are best placed to undertake. It includes formalities relating to borrowings, shareholders and other circulars, various other regulatory reports and work in respect of acquisitions and disposals.
- Tax consulting – in cases where they are best suited, we use the external auditors. All other significant tax consulting work is put out to tender.
- General consulting – in recognition of public concern over the effect of consulting services on auditors' independence, our policy is that the external auditors are not invited to tender for general consulting work.

Non-Compliance with the Combined Code

The item in the Code with which the group did not comply in full throughout the period together with the appropriate Code reference is stated below:

Two of the executive directors were employed on contracts subject to two years' notice at any time, which the MDRC previously considered appropriate in the overall context of the executive directors' terms of employment. The notice period in these service contracts has now been reduced, without compensation, to twelve months. (B.1.7)

Corporate Social Responsibility

Measures to ensure ethical conduct and the identification and assessment of risks associated with social and environmental matters are managed in conjunction with all other business risks and reviewed at regular meetings of the board and the Chief Executive's Committee.

A summary report on the group's policies and targets for corporate social responsibility is set out on pages 22 to 25. A full version of the report is available on the company's website.

Environmental risks are identified and assessed by the Environment, Health and Safety Committee (EHSC), which meets every two months. This is chaired by the Director of Environment, Health and Safety (EHS) and reports to the Chief Executive's Committee. All divisional directors are members of the EHSC.

Performance is monitored using monthly statistics and detailed site audit reports. The Audit Committee considers risks associated with EHS and monitors performance through the annual control self-assessment process conducted by the internal audit function.

Risks from employment and people issues are identified and assessed by the Executive Development Committee, which meets every two months. This is chaired by the Chief Executive and is attended by all divisional directors and the Director of Human Resources.

Employment contracts, handbooks and policies specify acceptable business practices and the group's position on ethical issues. The Group Control Manual and security manuals provide further operational guidelines to reinforce these.

Going Concern

The directors have a reasonable expectation that the group has sufficient resources to continue in operational existence for the foreseeable future and have, therefore, adopted the going concern basis in preparing the accounts.

REMUNERATION REPORT

Remuneration Report to Shareholders

Management Development and Remuneration Committee and its Terms of Reference

The Management Development and Remuneration Committee (the Committee) of the board comprises all the non-executive directors of the company as set out on pages 26 and 27. Mr Fitzgibbons retired from the Committee on 16th July 2002. Messrs Thomson and Walvis joined the Committee on 24th September 2002. During the year Mr Miles stood down as Chairman of the Committee and was succeeded by Mr Mackay.

The Committee's terms of reference are to determine on behalf of the board competitive remuneration for the executive directors, which recognises their individual contributions to the company's overall performance. The Committee believes strongly that remuneration policy should be completely aligned with shareholder interests. In addition the Committee assists the board in ensuring that the current and future management of the group are recruited, developed and remunerated in an appropriate fashion.

The remuneration of the non-executive directors is determined by the board, within the limits prescribed by the company's Articles of Association.

Executive Remuneration Policy

The Committee recognises that, in order to maximise shareholder value, it is necessary to have a competitive pay and benefits structure. The Committee also recognises that there is a highly competitive market for successful executives and that the provision of appropriate rewards for superior performance is vital to the continued growth of the business. To assist with this the Committee receives advice from independent remuneration consultants on the pay and incentive arrangements prevailing in comparably sized industrial companies in each country in which Johnson Matthey has operations. During the year such advice was received from The Hay Group, which also provided advice on job evaluation, and the Monks Partnership. Watson Wyatt provided actuarial services and also gave advice on the acquisition of the Synetix division from ICI. The Committee also receives recommendations from the Chief Executive on the remuneration of those reporting to him as well as advice from the Director of Human Resources. Total potential rewards are earned through the achievement of demanding performance targets based on measures that represent the best interests of shareholders.

The remuneration policy was reviewed by the Committee in 2002. Salaries are based on median market rates with incentives providing the opportunity for upper quartile total remuneration, but only for achieving outstanding performance. Executive directors' remuneration consists of basic salary, annual bonus, a long term incentive plan, share options and other benefits as detailed below:

Basic Salary – which is in line with the median market salary for each director's responsibilities as determined by independent surveys. Basic salary is normally reviewed on 1st August each year and the Committee takes into account individual performance and promotion during the year. Where an internal promotion takes place, a competitive salary relative to the market would usually be reached over a period of a few years, which can give rise to higher than normal salary increases while this is being achieved.

Annual Bonus – which is paid as a percentage of basic salary under the terms of the company's Executive Compensation Plan (which also applies to the group's 150 or so most senior executives). The executive directors' bonus award is based on consolidated profit before tax (PBT) compared with the annual budget. The board of directors rigorously reviews the annual budget to ensure that the budgeted PBT is sufficiently stretching. An annual bonus payment of 30% of basic salary (prevailing at 31st March) is paid if the group meets the annual budget. This bonus may rise to 50% of basic salary if the group achieves PBT of 107.5% of budget. There is a provision that a maximum 105% of basic salary may be paid to the Chief Executive and 85% to other executive directors if 125% of budgeted PBT is achieved. PBT must reach 95% of budget for a minimum bonus to be payable. The Committee has discretion to vary the awards made. The bonus awarded to executive directors in 2002/03 was 40.8% of salary at 31st March 2003.

Long Term Incentive Plan (LTIP) – which was introduced in August 1998, is designed to achieve above average performance and growth. Shares are allocated to directors and key executives subject to performance conditions. For shares allocated in the years 1998, 1999 and 2000 the number of shares released to the individual was and is dependent upon growth in Johnson Matthey's relative total shareholder return (TSR) compared with the FTSE 250 over a three year performance period. 100% of the allocated shares will be released to the individual if the company's relative TSR is in the 75th percentile or above. Between 35% and 100% of the allocated shares will be released pro rata between the 50th and the 75th percentiles. No shares will be released at or below 50th percentile performance. Earnings per share (EPS) is used as a second performance measure and requires an increase in EPS to be at least equal to the increase in UK RPI plus 2% p.a. over the performance period before any release is made.

In 2001 shareholder approval was obtained for certain changes to the LTIP. The LTIP will continue to provide for the release of half of the allocated shares based on the company's relative TSR and EPS measures, as described above. The other half of the allocation will be released subject to the achievement of absolute TSR growth over a three year period. Under this test no shares will be released should the absolute TSR growth be less than 30%. 100% of the allocated shares will be released should the absolute TSR growth be 45% or more. Pro rata allocations will be made for absolute TSR growth between 30% and 45%.

In determining the precise number of shares to be released at the conclusion of the performance period, the LTIP trustee will also take into account the underlying financial performance of the company.

On 12th June 2002 Johnson Matthey moved into the FTSE 100, and as a consequence of this the Committee decided that a comparator group of those companies ranked 50 - 150 in the FTSE index would be more appropriate than the FTSE 250 previously used. Hence the August 2002 and subsequent allocations will be tested against this revised comparator group for that half of the allocation subject to the relative TSR test.

Share Options – option grants were not made to executive directors in the years 1998, 1999 and 2000. Previously, options were granted to executive directors under the 1985 scheme (under which the final grant was made in November 1994) and the 1995 schemes with the latter having a performance target of EPS growth of UK RPI plus 2% over a three year period. Options under all the schemes were granted in annual tranches, up to the maximum permitted of four times earnings.

REMUNERATION REPORT

Executive Remuneration Policy (continued)

Following the review by independent remuneration consultants, the Committee obtained shareholder approval in 2001 for the introduction of a new employee share option scheme, known as the Johnson Matthey 2001 Share Option Scheme. The executive directors and approximately 800 employees are awarded an annual grant of share options under the terms of this scheme. For executive directors the Committee will award options each year up to a maximum of basic annual salary. The options will only be exercisable upon the achievement of appropriate performance targets. The performance target is EPS growth of UK RPI plus 4% p.a. over any three year period. The Committee has discretion to alter the performance targets for future options, but not so as to make the targets less challenging, and would only do so after consultation with institutional investors.

Pensions – all the executive directors are members of the Johnson Matthey Employees Pension Scheme. Under the scheme, members are entitled to a pension based on their service and final pensionable salary subject to Inland Revenue limits. The scheme also provides life assurance cover of four times annual salary. The normal pension age for directors is 60. None of the non-executive directors are members of the scheme. Details of the individual arrangements for executive directors are given on page 34.

Other Benefits – available to the executive directors are private medical insurance, a company car and membership of the group's employee share incentive plans which are open to all employees in the countries in which the group operates such schemes.

Service Contracts – Mr Clark, who was appointed to the board on 1st March 1990, Mr Sheldrick, who was appointed to the board on 1st September 1990 and Messrs Carson and Morgan, who were appointed to the board on 1st August 1999, are employed on contracts subject to one year's notice at any time. On early termination of their contracts the directors would normally be entitled to 12 months' salary and benefits.

Non-executive directors' remuneration consists of fees which are set following advice taken from independent consultants. They are reviewed at three year intervals.

Remuneration

Directors' Emoluments 2002/03

	Fees £'000	Salary £'000	Annual bonus £'000	Benefits £'000	Total excluding pension £'000	Total prior year excluding pension £'000
Executive						
C R N Clark	–	557	233	29	819	671
N A P Carson	–	237	102	27	366	280
D W Morgan	–	212	90	18	320	257
J N Sheldrick	–	293	122	11	426	362
TOTAL CONTINUING DIRECTORS	–	1,299	547	85	1,931	1,570
Former Executive Director[1]	50	150	63	7	270	389
TOTAL	50	1,449	610	92	2,201	1,959
Non-Executive[2]						
H M P Miles (Chairman)	180			18	198	181
M B Dearden	33			–	33	33
H E Fitzgibbons	11[3]			–	11	33
H R Jenkins	37[4]			–	37	37
C D Mackay	33			–	33	33
I C Strachan	33			–	33	6
A M Thomson	17[5]			–	17	–
R J W Walvis	17[5]			–	17	–
P F Retief	–			–	–	17[6]
TOTAL	361			18	379	340

Notes:

[1] Refers to Mr Titcombe, details on whom appear on page 36.

[2] Non-executive fees were last reviewed on 1st April 2001 for all non-executives and on 1st October 2001 for the Chairman.

[3] Retired July 2002.

[4] Includes £4,000 per annum for chairmanship of the Audit Committee.

[5] Appointed September 2002.

[6] Retired September 2001.

The annual bonus above is stated on an earned basis, i.e. in relation to performance in the year in question.

Benefits are shown as the assessment to tax for each director arising from the provision of a company car and, for the executive directors, private medical insurance plus the cost of company contributions to the Johnson Matthey Share Incentive Plan.

Executive directors may, with the consent of the board, normally accept one, and a maximum of two, external directorships and retain any related remuneration.

REMUNERATION REPORT

Pensions

Pensions and life assurance benefits for executive directors are provided through the company's final salary occupational pension scheme for UK employees – the Johnson Matthey Employees Pension Scheme (JMEPS) – which is constituted under a separate Trust Deed. JMEPS is an exempt approved scheme under Chapter I of Part XIV of the Income & Corporation Taxes Act 1988 and its members are contracted out of the State Earnings Related Pension Scheme and the State Second Pension.

In previous years' accounts, disclosure of directors' pension benefits has been made under the requirement of the Financial Services Authority Listing Rules. These rules are still in place but it is now also necessary to make disclosures in accordance with the Directors' Remuneration Report Regulations 2002. The information below sets out the disclosures under the two sets of requirements.

a. Financial Services Authority Listing Rules

	Age at 31st March 2003	Years of service at 31st March 2003	Director's contributions to JMEPS during the year[1] £'000	Increase in accrued pension during the year[2] £'000 pa	Total accrued pension at 31st March 2003[3] £'000 pa	Total accrued pension at 31st March 2002 £'000 pa	Transfer value of increase[4] £'000	FURBS contribution in the year[5] £'000	FURBS related tax payments[5] £'000
C R N Clark	61	40	-	19	396	371	331	N/A	N/A
N A P Carson	45	22	9	19	103	82	113	N/A	N/A
D W Morgan	45	14	4	3	29	26	11	45	30
J N Sheldrick	53	12	4	3	34	31	25	71	47

b. Directors' Remuneration Report Regulations 2002

	Years of service at 31st March 2003	Director's contributions to JMEPS during the year[1] £'000	Increase in accrued pension during the year £'000 pa	Total accrued pension at 31st March 2003[3] £'000 pa	Transfer value of accrued pension at 31st March 2003[4] £'000	Transfer value of accrued pension at 31st March 2002[4] £'000	Increase/ (decrease) in transfer value £'000	FURBS contribution for the year[5] £'000	FURBS related tax payment[5] £'000
C R N Clark	40	-	25	396	6,968	6,360	608	N/A	N/A
N A P Carson	22	9	21	103	654	730	(85)	N/A	N/A
D W Morgan	14	4	3	29	176	222	(50)	45	30
J N Sheldrick	12	4	3	34	356	380	(28)	71	47

Notes:

(1) Members' contributions are at the general scheme rate of 4% of pensionable pay, i.e. basic salary excluding bonuses. In accordance with the JMEPS' rules, Mr Clark ceased contributing to the scheme on attaining his normal retirement date at age 60.

(2) The increase in accrued pension during the year excludes any increase for inflation.

(3) The entitlement shown under 'Total accrued pension at 31st March 2003' is the pension which would be paid annually on retirement, based on pensionable service to 31st March 2003. The pension would, however, be subject to an actuarial reduction of 0.3% per month for each month that retirement precedes age 60.

(4) The transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note 11, less directors' contributions. No allowance has been made in the transfer values for any discretionary benefits that have been or may be awarded under JMEPS. The transfer values in the Directors' Remuneration Report Regulations 2002 have been calculated at the start and at the end of the year and, therefore, take into account market movements.

(5) The JMEPS' benefits and contributions for Messrs Morgan and Sheldrick are restricted by reference to the 'earnings cap' imposed by the Finance Act No. 2, 1989. Contributions have therefore been paid to Funded Unapproved Retirement Benefits Schemes (FURBS) established by the company, independently of JMEPS, with effect from 1st April 2000. The purpose of each FURBS is to provide retirement and death benefits in relation to basic salary in excess of the earnings cap on the same basis as the JMEPS. Because FURBS are not exempt approved under Chapter I of Part XIV of the Income & Corporation Taxes Act 1988, payments have been made to meet the tax liabilities in respect of these contributions.

With the agreement of the scheme actuary, the company paid contributions of 10% of basic salaries to JMEPS during the year.

REMUNERATION REPORT

Directors' Interests

The interests of the directors as at 31st March 2003 in the shares of the company, according to the register required to be kept by section 325(1) of the Companies Act 1985, were:

1 Ordinary Shares

	31st March 2003	31st March 2002
C R N Clark	65,770	26,362
N A P Carson	36,773	19,899
M B Dearden	2,000	2,000
H R Jenkins	1,500	1,500
C D Mackay	12,500	12,500
H M P Miles	562	562
D W Morgan	34,913	18,586
J N Sheldrick	91,860	35,378
I C Strachan	1,000	1,000
A M Thomson	2,000	N/A*
R J W Walvis	1,000	N/A*

* No shares were held at date of appointment.

The directors are also deemed to be interested in the shares held by two employee benefit trusts (see note 17 on page 59).

2 Share Options

As at 31st March 2003, individual holdings under the company's executive share option schemes were as set out below. Options are not granted to the non-executive directors.

	Date of grant	Ordinary shares under option	Exercise price (pence)	Date from which exercisable	Expiry date	Total number of ordinary shares under option
C R N Clark	17.7.96	41,379	574.50	17.7.99	17.7.06	
	18.7.01	48,938	1083.00	18.7.04	18.7.11	
	17.7.02	65,895	865.00	17.7.05	17.7.12	156,212
						(2002: 136,400)
N A P Carson	14.7.98	15,964	524.00	14.7.01	14.7.08	
	22.7.99	18,035	585.50	22.7.02	22.7.09	
	18.7.01	19,391	1083.00	18.7.04	18.7.11	
	17.7.02	28,901	865.00	17.7.05	17.7.12	82,291
						(2002: 53,390)
D W Morgan	17.7.96	12,233	574.50	17.7.99	17.7.06	
	6.1.97	19,000	553.00	6.1.00	6.1.07	
	14.7.98	15,835	524.00	14.7.01	14.7.08	
	22.7.99	17,472	585.50	22.7.02	22.7.09	
	18.7.01	18,098	1083.00	18.7.04	18.7.11	
	17.7.02	25,433	865.00	17.7.05	17.7.12	108,071
						(2002: 138,399)
J N Sheldrick	27.11.97	35,488	553.00	27.11.00	27.11.07	
	18.7.01	25,854	1083.00	18.7.04	18.7.11	
	17.7.02	34,682	865.00	17.7.05	17.7.12	96,024
						(2002: 124,518)

Notes:

Between 1st April 2002 and 31st March 2003 the following options were exercised:

	Date of grant	Date of exercise	Options exercised	Exercise price (pence)	Market price on exercise (pence)
C R N Clark	17.7.97	17.6.02	46,083	556.00	1088.40
D W Morgan	14.7.93	17.6.02	12,086	447.95	1088.40
	13.7.94	17.6.02	10,157	526.71	1088.40
	17.8.95	17.6.02	33,518	578.89	1088.40
J N Sheldrick	13.7.94	17.6.02	32,400	526.71	1088.40
	17.7.96	17.6.02	30,776	574.50	1088.40

Gains made on exercise of options by directors during the year totalled £1,318,863 (2002: £412,092). This figure includes the gains made by Mr Titcombe, details of which appear on page 36.

The closing market price of the company's shares at 31st March 2003 was 737 pence and the range during 2002/03 was 725 pence to 1170 pence.

REMUNERATION REPORT

Directors' Interests (continued)

3 LTIP Allocations

Number of allocated shares:

	As at 31st March 2002	Allocations during the year	Shares released during the year	As at 31st March 2003
C R N Clark	194,272	69,175	74,830	188,617
N A P Carson	68,758	24,272	27,211	65,819
D W Morgan	65,401	21,359	26,361	60,399
J N Sheldrick	98,209	29,126	41,531	85,804

The LTIP was introduced in 1998 and on 2nd August 2002 the 1999 LTIP allocation was released to participants. The company's TSR performance relative to the FTSE 250 was in the 92nd percentile during the periods under measurement and EPS performance targets as described on page 32 were also achieved. The outcome was that EPS increased by 41.1% over the performance period compared to the minimum target of 12.4 %. 100% of the shares were therefore released in accordance with the rules as approved by shareholders. This resulted in the following gains:

	Number of shares released	Share price when released (pence)	Gain £
C R N Clark	74,830	872	652,518
N A P Carson	27,211	872	237,280
D W Morgan	26,361	872	229,868
J N Sheldrick	41,531	872	362,150

These figures do not include the gains made by Mr Titcombe, details of which appear on page 37.

Directors' interests at 31st May 2003 were unchanged from those listed above with the following exceptions:

The Trustees of the Johnson Matthey Share Incentive Plan have purchased on behalf of Messrs Clark, Carson, Morgan and Sheldrick a further 90 ordinary shares each.

Former Executive Director

Mr D G Titcombe

Mr Titcombe retired from the board of Johnson Matthey on 24th September 2002. His emoluments for 2002/03 until he retired were as follows:

Salary £'000	Annual bonus £'000	Benefits £'000	Total excluding pension £'000	Total prior year excluding pension £'000
150	63	7	220	389

Notes:

Mr Titcombe's annual bonus for the year 2002/03 is pro-rated for the period up to 30th September 2002. He will continue to receive private medical insurance cover for life at a cost of £1,639 p.a., in accordance with the terms of his contract. He has been engaged as a self-employed consultant since his retirement. His fee in the period from his retirement to 31st March 2003 was £50,000.

Share Options

Between 1st April 2002 and 31st March 2003 Mr Titcombe made a gain of £428,138 on the exercise of share options as follows:

Date of grant	Date of exercise	Options exercised	Exercise price (pence)	Market price on exercise (pence)
17.8.95	17.6.02	38,098	578.89	1088.40
17.7.96	17.6.02	30,776	574.50	1088.40
17.7.97	17.6.02	14,250	556.00	1088.40

Mr Titcombe did not receive share options in the 2002 grant in accordance with the Committee's policy on option grants within two years of retirement. Similarly, options granted on 18th July 2001 (27,424 options at 1083.00 pence) were forfeited since they had not been held for two years at retirement.

LTIP

The number of allocated shares held by Mr Titcombe was as follows:

As at 31st March 2002	Shares released during the year	Shares forfeited in the year	As at 31st March 2003
103,424	43,418	28,640	31,366

REMUNERATION REPORT

Directors' Interests (continued)

Mr Titcombe did not receive an allocation of shares under the LTIP in 2002 in accordance with the trustees' policy of not allocating shares within two years of retirement.

On 2nd August 2002 the 1999 LTIP allocation was released to participants as previously detailed on page 36. This resulted in the following gains for Mr Titcombe:

Number of shares released	Share price when released (pence)	Gain £
43,418	872	378,605

Pension

Mr Titcombe retired on 24th September 2002. His pension was calculated in accordance with the Trust Deed and Rules of JMEPS. The total pension payable from 24th September 2002 is £214,000 p.a. and this will increase annually in line with the UK RPI up to a maximum of 5% p.a.

The increase in Mr Titcombe's annual pension between 31st March 2002 and the date of retirement was £11,000 and the value of that increase, calculated in accordance with Actuarial Guidance Note 11, based on market conditions at 31st March 2003 and less his own contribution of £5,000, was £193,000.

The transfer values of the pension accrued at the start of the year and the retirement pension at 24th September 2002 (but based on market conditions at 31st March 2003), calculated in accordance with Actuarial Guidance Note 11 and less his own contributions, were £3.366 million and £3.852 million respectively. This is an increase over the year of £481,000 which takes account of market movements.

Total Shareholder Return

The following graph charts total cumulative shareholder return of the company for the five year period to 31st March 2003 against the FTSE 100 and the FTSE 250, as the most appropriate comparator groups, with each rebased to 100 at 1st April 1998.

Johnson Matthey joined the FTSE 100 on 12th June 2002. For the LTIP allocations in 1998, 1999 and 2000, the number of shares released was and is dependent on Johnson Matthey's relative TSR compared with the FTSE 250 over a three year performance period. Both indices are therefore included as comparators.

Johnson Matthey Total Shareholder Return, FTSE 100 and FTSE 250 rebased to 100

(31st March 1998 to 31st March 2003)


250
200
150
100
50
0
March 1998
March 1999
March 2000
March 2001
March 2002
March 2003
Johnson Matthey
FTSE 100
FTSE 250

C D Mackay
Chairman of the Management Development and Remuneration Committee

RESPONSIBILITY OF DIRECTORS

for the preparation of the accounts

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and group and of the profit or loss for that period. In preparing those accounts, the directors are required to:

- → select suitable accounting policies and apply them consistently,
- → make judgments and estimates that are reasonable and prudent,
- → state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts,
- → prepare the accounts on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

REPORT OF THE INDEPENDENT AUDITORS

to the members of Johnson Matthey Public Limited Company

We have audited the accounts on pages 40 to 72. We have also audited the tabulated information and related footnotes set out in the Remuneration Report on pages 32 to 37 disclosing the directors' emoluments and compensation, share options, long term incentive plan, pensions and other matters specified by Part 3 of Schedule 7A to the Companies Act 1985.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the annual report and the directors' remuneration report. As described on page 38 this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on pages 30 and 31 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

→ the accounts give a true and fair view of the state of affairs of the company and the group as at 31st March 2003 and of the profit of the group for the year then ended; and

→ the accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
4th June 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st March 2003

	Notes	2003 Before exceptional items and goodwill amortisation £ million	2003 Exceptional items and goodwill amortisation £ million	2003 Total £ million	2002 Before exceptional items and goodwill amortisation £ million	2002 Total £ million
Turnover	1					
Continuing operations		4,260.5	–	4,260.5	4,828.9	4,828.9
Acquisitions		63.4	–	63.4	–	–
Total continuing operations		4,323.9	–	4,323.9	4,828.9	4,828.9
Discontinued operations	9	–	–	–	1.2	1.2
Group turnover		4,323.9	–	4,323.9	4,830.1	4,830.1
Operating profit	1					
Continuing operations		195.8	–	195.8	193.9	193.9
Acquisitions		9.4	–	9.4	–	–
Total continuing operations before goodwill amortisation		205.2	–	205.2	193.9	193.9
Goodwill amortisation		–	(13.7)	(13.7)	–	(6.8)
Continuing operations before exceptional items		205.2	(13.7)	191.5	193.9	187.1
Exceptional items	2	–	(7.4)	(7.4)	–	(18.1)
Total continuing operations		205.2	(21.1)	184.1	193.9	169.0
Discontinued operations	9	–	–	–	(0.5)	(0.5)
Group operating profit	4	205.2	(21.1)	184.1	193.4	168.5
Share of profit in associates		0.5	–	0.5	(0.1)	(0.1)
Share of exceptional items in associates	2	–	(0.2)	(0.2)	–	–
Total operating profit		205.7	(21.3)	184.4	193.3	168.4
Profit on sale of continuing operations						
Sale of an interest in Johnson Matthey Fuel Cells Limited	2	–	10.9	10.9	–	–
Exchange of Australian gold operations for share of AGR Matthey	2	–	(6.0)	(6.0)	–	–
Profit on sale / closure of discontinued operations						
Sale of French print business		–	–	–	–	(5.5)
Closure of Metawave Video Systems Ltd		–	–	–	–	(0.1)
Profit on ordinary activities before interest		205.7	(16.4)	189.3	193.3	162.8
Net interest	3	(13.2)	–	(13.2)	(6.1)	(6.1)
Profit on ordinary activities before taxation	5	192.5	(16.4)	176.1	187.2	156.7
Taxation	6	(57.2)	2.7	(54.5)	(56.0)	(50.2)
Profit after taxation		135.3	(13.7)	121.6	131.2	106.5
Minority interests	26	0.4	–	0.4	0.3	0.3
Profit attributable to shareholders		135.7	(13.7)	122.0	131.5	106.8
Dividends	7	(55.5)	–	(55.5)	(53.2)	(53.2)
Retained profit for the year	25	80.2	(13.7)	66.5	78.3	53.6

	Notes	pence		pence	pence	pence
Earnings per ordinary share						
Basic	8	62.6		56.2	60.4	49.0
Diluted	8	62.2		55.9	59.7	48.5
Dividend per ordinary share	7	25.5		25.5	24.6	24.6

The notes on pages 46 to 72 form an integral part of the accounts.

CONSOLIDATED AND PARENT COMPANY BALANCE SHEETS

as at 31st March 2003

	Notes	Group 2003 £ million	Group 2002 £ million	Parent company 2003 £ million	Parent company 2002 £ million
Fixed assets					
Goodwill	11	**369.1**	182.6	**110.0**	0.2
Tangible fixed assets	12	**601.1**	495.1	**196.1**	155.3
Investments	13	**6.4**	2.7	**463.4**	390.0
		976.6	680.4	**769.5**	545.5
Current assets					
Stocks	15	**438.4**	414.3	**232.8**	246.7
Debtors: due within one year	16	**369.3**	345.2	**599.3**	646.9
Debtors: due after more than one year	16	**124.3**	108.8	**460.4**	264.5
Short term investments	17	**15.3**	16.6	**13.2**	13.9
Cash at bank and in hand	18	**100.4**	92.6	**33.4**	3.6
		1,047.7	977.5	**1,339.1**	1,175.6
Creditors: Amounts falling due within one year					
Borrowings and finance leases	18	**(46.5)**	(65.8)	**(27.5)**	(45.4)
Precious metal leases	20	**(128.0)**	(131.0)	**(107.9)**	(139.2)
Other creditors	21	**(386.0)**	(359.2)	**(758.4)**	(754.4)
Net current assets		**487.2**	421.5	**445.3**	236.6
Total assets less current liabilities		**1,463.8**	1,101.9	**1,214.8**	782.1
Creditors: Amounts falling due after more than one year					
Borrowings and finance leases	18	**(456.4)**	(185.8)	**(450.3)**	(178.7)
Other creditors	21	**(0.6)**	(0.4)	**(153.0)**	(0.2)
Provisions for liabilities and charges	22	**(100.4)**	(98.1)	**(52.8)**	(50.3)
Net assets		**906.4**	817.6	**558.7**	552.9
Capital and reserves					
Called up share capital	24	**219.5**	218.7	**219.5**	218.7
Share premium account	25	**131.8**	128.2	**131.8**	128.2
Capital redemption reserve	25	**4.9**	4.9	**4.9**	4.9
Associates' reserves	25	**0.1**	(0.2)	**-**	-
Profit and loss account	25	**539.3**	462.1	**202.5**	201.1
Shareholders' funds		**895.6**	813.7	**558.7**	552.9
Minority interests	26	**10.8**	3.9	**-**	-
		906.4	817.6	**558.7**	552.9

The accounts were approved by the Board of Directors on 3rd June 2003 and signed on its behalf by:

C R N Clark
J N Sheldrick — Directors

The notes on pages 46 to 72 form an integral part of the accounts.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st March 2003

	Notes	2003 £ million	2002 £ million
Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit		184.1	168.5
Depreciation and amortisation charges		68.1	55.1
Loss / (profit) on disposal of tangible fixed assets and investments		0.5	(1.4)
Increase in owned stocks		(7.7)	(83.6)
(Increase) / decrease in debtors		(3.6)	73.9
(Decrease) / increase in creditors and provisions		(11.5)	11.6
Net cash inflow from operating activities		229.9	224.1

Cash Flow Statement

	Notes	2003 £ million	2002 £ million
Net cash inflow from operating activities		229.9	224.1
Dividends received from associates		0.1	0.1
Returns on investments and servicing of finance	28	(13.4)	(4.9)
Taxation		(42.4)	(55.8)
Capital expenditure and financial investment	28	(124.7)	(131.0)
Acquisitions and disposals			
Acquisitions	28	(271.2)	(143.5)
Disposals	28	22.4	(2.2)
Net cash outflow for acquisitions and disposals		(248.8)	(145.7)
Equity dividends paid		(54.0)	(52.1)
Net cash outflow before use of liquid resources and financing		(253.3)	(165.3)
Management of liquid resources	28	1.0	0.2
Financing			
Issue and purchase of share capital	28	2.8	(44.1)
Increase in borrowings and finance leases	28	259.7	57.5
Net cash inflow from financing		262.5	13.4
Increase / (decrease) in cash in the period		10.2	(151.7)

Reconciliation of net cash flow to movement in net debt

	Notes	2003 £ million	2002 £ million
Increase / (decrease) in cash in the period		10.2	(151.7)
Cash inflow from movement in borrowings and finance leases	29	(259.7)	(57.5)
Cash inflow from term deposits included in liquid resources		(1.0)	(0.2)
Change in net funds / debt resulting from cash flows		(250.5)	(209.4)
Borrowings and finance leases acquired with subsidiaries		(0.4)	(46.8)
Loan notes issued to acquire subsidiaries		(6.8)	(40.6)
New finance leases		-	(4.3)
Translation difference	29	14.2	2.2
Movement in net funds / debt in year		(243.5)	(298.9)
Net (debt) / funds at beginning of year	29	(159.0)	139.9
Net debt at end of year	29	(402.5)	(159.0)

The notes on pages 46 to 72 form an integral part of the accounts.

TOTAL RECOGNISED GAINS AND LOSSES

for the year ended 31st March 2003

	2003 £ million	2002 £ million
Profit attributable to shareholders	122.0	106.8
Currency translation differences on foreign currency net investments and related loans	(2.7)	(8.0)
Taxation on translation differences on foreign currency loans	8.3	0.5
Total recognised gains and losses relating to the year	127.6	99.3
Prior year adjustment	–	(44.3)
Total recognised gains and losses recognised since previous annual report	127.6	55.0

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for 2003 and 2002.

MOVEMENT IN SHAREHOLDERS' FUNDS

for the year ended 31st March 2003

	2003 £ million	2002 £ million
Profit attributable to shareholders	122.0	106.8
Dividends	(55.5)	(53.2)
Retained profit for the year	66.5	53.6
Other recognised gains and losses relating to the year	5.6	(7.5)
New share capital subscribed	4.4	6.1
Goodwill written back on set up of AGR Matthey	5.4	–
Rollover of share options on acquisitions	–	0.7
Purchase of own shares	–	(45.9)
Net movement in shareholders' funds	81.9	7.0
Opening shareholders' funds	813.7	806.7
Closing shareholders' funds	895.6	813.7

The notes on pages 46 to 72 form an integral part of the accounts.

ACCOUNTING POLICIES

for the year ended 31st March 2003

Accounting convention: The accounts are prepared in accordance with applicable accounting standards under the historical cost convention.

Basis of consolidation: The consolidated accounts comprise the accounts of the parent company and all its subsidiary undertakings and include the group's interest in associates.

The results of companies acquired or disposed of in the year are dealt with from or up to the effective date of acquisition or disposal respectively. The net assets of companies acquired are incorporated in the consolidated accounts at their fair values to the group at the date of acquisition.

The parent company has not presented its own profit and loss account as permitted by section 230 of the Companies Act 1985.

Turnover: Comprises all invoiced sales of goods and services exclusive of sales taxes.

Financial instruments: The group uses financial instruments, in particular forward currency contracts and currency swaps, to manage the financial risks associated with the group's underlying business activities and the financing of those activities. The group does not undertake any trading activity in financial instruments.

A discussion of how the group manages its financial risks is included in the Financial Review on page 10. Financial instruments are accounted for as follows:

→ Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. These forward contracts are revalued to the rates of exchange at the balance sheet date and any aggregate unrealised gains and losses arising on revaluation are included in other debtors / other creditors. At maturity, or when the contract ceases to be a hedge, gains and losses are taken to the profit and loss account.

→ Currency options are occasionally used to hedge foreign exchange exposures, usually when the forecast receipt or payment amounts are uncertain. Option premia are recognised at their historic cost in the group balance sheet as prepayments. At maturity, or upon exercise, the option premia net of any realised gains on exercise are taken to the profit and loss account.

→ Interest rate swaps are occasionally used to hedge the group's exposure to movements on interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity.

→ Currency swaps are used to reduce costs and credit exposure where the group would otherwise have cash deposits and borrowings in different currencies. The difference between spot and forward rate for these contracts is recognised as part of the net interest payable over the period of the contract. These swaps are revalued to the rates of exchange at the balance sheet date and any aggregate unrealised gains or losses arising on revaluation are included in other debtors / other creditors. Realised gains and losses on these currency swaps are taken to reserves in the same way as for the foreign investments and borrowings to which the swaps relate.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed as a note on the accounts.

The group has taken advantage of the exemption available for short term debtors and creditors.

Foreign currencies: Profit and loss accounts in foreign currencies and cash flows included in the cash flow statement are translated into sterling at average exchange rates for the year. Foreign currency assets and liabilities are translated into sterling at the rates of exchange at the balance sheet date. Gains or losses arising on the translation of the net assets of overseas subsidiaries and associated undertakings are taken to reserves, less exchange differences arising on related foreign currency borrowings. Other exchange differences are taken to the profit and loss account.

Research and development expenditure: Charged against profits in the year incurred.

Goodwill: Goodwill arising on acquisitions made after 1st April 1998 is capitalised and amortised on a straight line basis over the estimated useful economic life, which is 20 years or less if it is considered appropriate. Goodwill previously eliminated against reserves has not been reinstated, but will be charged to the profit and loss account on subsequent disposal of the businesses to which it relates.

Depreciation: Freehold land and certain office buildings are not depreciated. The depreciation charge and accumulated depreciation of these properties would be immaterial and they are reviewed for impairment annually. Other fixed assets are depreciated on a straight line basis at annual rates which vary according to the class of asset, but are typically: leasehold property 3.33% (or at higher rates based on the life of the lease); freehold buildings 3.33%; and plant and equipment 10% to 33%.

Leases: The cost of assets held under finance leases is included under tangible fixed assets and the capital element of future lease payments is included in borrowings. Depreciation is provided in accordance with the group's accounting policy for the class of asset concerned. Lease payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account using the annuity method. Rentals under operating leases are expensed as incurred.

ACCOUNTING POLICIES

for the year ended 31st March 2003

Grants in respect of capital expenditure: *Grants received in respect of capital expenditure are included in creditors and released to the profit and loss account in equal instalments over the expected useful lives of the related assets.*

Precious metal stocks: Stocks of gold, silver and platinum group metals are valued according to the source from which the metal is obtained. Metal which has been purchased and committed to future sales to customers or hedged in metal markets is valued at the price at which it is contractually committed or hedged, adjusted for unexpired contango or backwardation. Leased metal is valued at market prices at the balance sheet date. Other precious metal stocks owned by the group, which are unhedged, are valued at the lower of cost and net realisable value.

Other stocks: These are valued at the lower of cost, including attributable overheads, and net realisable value.

Deferred taxation: Provided on all timing differences that have originated but not reversed by the balance sheet date and which could give rise to an obligation to pay more or less tax in the future.

Pensions and other retirement benefits: The group operates a number of contributory and non-contributory schemes, mainly of the defined benefit type, which require contributions to be made to separately administered funds. The cost of these schemes is charged to the profit and loss account over the service lives of employees in accordance with the advice of the schemes' independent actuaries. Variations from the regular cost are spread over the average expected remaining service lives of current employees. The cost of the defined contribution schemes is charged to the profit and loss account as incurred.

The cost of post-retirement health care benefits is charged to the profit and loss account on a systematic basis over the expected service lives of employees. The actuarial liability for the cost of these benefits is fully provided for in the balance sheet.

Additional disclosures are included for pensions and other retirement benefits in accordance with the transitional arrangements of Financial Reporting Standard (FRS) 17 – 'Retirement Benefits'.

The group will be adopting FRS 17 in full for the financial year ending 31st March 2004.

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

1 Segmental information

	Turnover		Operating profit		Net operating assets	
	2003 £ million	2002 £ million	2003 £ million	2002 £ million	2003 £ million	2002 £ million
Activity analysis						
Catalysts	1,083.4	1,302.6	104.4	94.7	788.0	446.4
Precious Metals	2,857.1	3,167.4	50.1	55.9	59.9	82.0
Colours & Coatings	255.7	253.4	28.5	25.5	208.9	200.7
Pharmaceutical Materials	127.7	105.5	36.9	31.3	278.8	268.4
Corporate	–	–	(14.2)	(13.6)	(26.7)	(20.9)
	4,323.9	4,828.9	205.7	193.8	1,308.9	976.6
Discontinued operations	–	1.2	–	(0.5)	–	–
Total turnover	4,323.9	4,830.1				
Goodwill amortisation (note 11)			(13.7)	(6.8)		
Exceptional items included in operating profit (note 2)			(7.6)	(18.1)		
			184.4	168.4	1,308.9	976.6
Profit on sale of continuing operations (note 2)			4.9	–		
Profit on sale / closure of discontinued operations			–	(5.6)		
Net interest			(13.2)	(6.1)		
Profit on ordinary activities before taxation			176.1	156.7		
Net borrowings and finance leases					(402.5)	(159.0)
Net assets					906.4	817.6

	Turnover		Operating profit		Net operating assets	
	2003 £ million	2002 £ million	2003 £ million	2002 £ million	2003 £ million	2002 £ million
Geographical analysis by origin						
Europe	2,964.7	3,304.1	76.2	75.3	955.8	625.0
North America	1,082.2	1,280.1	87.0	84.6	233.4	245.1
Asia	844.7	955.5	12.3	13.3	74.6	48.7
Rest of the World	234.2	271.3	30.2	20.6	45.1	57.8
	5,125.8	5,811.0	205.7	193.8	1,308.9	976.6
Discontinued operations	–	2.0	–	(0.5)	–	–
	5,125.8	5,813.0				
Less inter-segment sales	(801.9)	(982.9)				
Total turnover	4,323.9	4,830.1				
Goodwill amortisation (note 11)			(13.7)	(6.8)		
Exceptional items included in operating profit (note 2)			(7.6)	(18.1)		
			184.4	168.4	1,308.9	976.6
Profit on sale of continuing operations (note 2)			4.9	–		
Profit on sale / closure of discontinued operations			–	(5.6)		
Net interest			(13.2)	(6.1)		
Profit on ordinary activities before taxation			176.1	156.7		
Net borrowings and finance leases					(402.5)	(159.0)
Net assets					906.4	817.6

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

1 Segmental information (continued)

	2003 £ million	2002 £ million
External turnover by geographical destination		
Europe	**1,800.2**	2,070.0
North America	**1,228.7**	1,356.4
Asia	**1,023.0**	1,112.8
Rest of the World	**272.0**	290.9
Total turnover	**4,323.9**	4,830.1

Turnover by destination relating to the United Kingdom amounted to £1,050.3 million (2002 £1,277.5 million).

2 Exceptional items

An exceptional charge of £7.6 million (2002 £18.1 million) has been included in operating profit. This comprises:

	2003 £ million	2002 £ million
Cost of integrating Synetix	**(6.5)**	–
Profit on sale of unhedged palladium	**5.1**	7.2
Cost of rationalising Australian operations following the set up of AGR Matthey	**(1.2)**	–
Other Catalysts' rationalisation costs	**(4.8)**	–
Cost of rationalising Meconic plc	**–**	(1.3)
Cost of rationalising Colours & Coatings	**–**	(24.0)
Exceptional items in group operating profit	**(7.4)**	(18.1)
Share of exceptional items in associates – AGR Matthey	**(0.2)**	–
Exceptional items in total operating profit	**(7.6)**	(18.1)

These charges arise in Europe (£4.8 million, 2002 £17.4 million), North America (£1.4 million, 2002 £0.6 million) and Rest of the World (£1.4 million, 2002 £0.1 million).

The sale of a 17.5% interest in the group's fuel cell components subsidiary, Johnson Matthey Fuel Cells Limited, produced a profit of £10.9 million (note 33).

The exchange of Precious Metals' Australian gold operations for a share of AGR Matthey gave rise to a net loss of £6.0 million, of which £5.4 million was goodwill previously written off directly to reserves (note 32).

3 Net interest

	2003 £ million	2002 £ million
Interest payable on bank loans and overdrafts	**(8.5)**	(10.9)
Interest payable on other loans	**(13.6)**	(6.1)
	(22.1)	(17.0)
Interest receivable from associates	**0.2**	–
Other interest receivable	**9.0**	10.9
Net interest – group	**(12.9)**	(6.1)
Share of interest payable by associates – payable to group	**(0.2)**	–
Share of interest payable by associates – other	**(0.1)**	–
Net interest	**(13.2)**	(6.1)

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

4 Group operating profit after exceptional items and goodwill amortisation

	2003 Continuing operations £ million	2003 Acquisitions £ million	2003 Total £ million	2002 Total £ million
Group turnover	4,260.5	63.4	4,323.9	4,830.1
Cost of materials sold	(3,601.6)	(19.1)	(3,620.7)	(4,185.7)
Net revenues	658.9	44.3	703.2	644.4
Other cost of sales	(323.5)	(23.8)	(347.3)	(330.6)
Gross profit	335.4	20.5	355.9	313.8
Distribution costs	(61.8)	(11.6)	(73.4)	(60.0)
Administrative expenses	(92.4)	(6.0)	(98.4)	(85.3)
Group operating profit	181.2	2.9	184.1	168.5

For continuing operations, exceptional credits of £5.1 million (2002 £4.6 million) are included in cost of materials sold, and exceptional charges of £3.5 million (2002 £18.4 million) are included in other cost of sales, £0.7 million (2002 £0.5 million) in distribution costs and £1.8 million (2002 £3.8 million) in administrative expenses. Goodwill amortisation of £13.7 million (2002 £6.8 million) is included in administrative expenses, of which £4.1 million relates to acquisitions made in the year. For acquisitions exceptional charges were £6.5 million, of which £1.6 million are included in other cost of sales, £1.0 million in distribution costs and £3.9 million in administrative expenses.

5 Profit on ordinary activities before taxation

		2003 £ million	2002 £ million
Profit on ordinary activities before taxation is arrived at after charging / (crediting):			
Research and development		50.7	47.6
less external funding received		(2.3)	(3.0)
Net research and development		48.4	44.6
Depreciation	– on owned assets	54.1	48.0
	– on leased assets	0.3	0.3
Auditors' remuneration	– parent company	0.5	0.4
	– subsidiary undertakings	0.6	0.7
	– group	1.1	1.1
Other fees paid to auditors and their associates	– United Kingdom	0.4	0.5
	– Rest of the World	0.4	0.3

Other fees paid to KPMG relate to tax compliance and tax advice mainly for the group's overseas subsidiaries (£0.3 million, 2002 £0.2 million), acquisition related work including due diligence (£0.1 million, 2002 £0.1 million), assistance in the implementation of a new ERP computer system (£0.3 million, 2002 £0.4 million) and statutory and other compliance work (£0.1 million, 2002 £0.1 million).

		2003 £ million	2002 £ million
Operating lease rentals	– on plant and machinery	2.8	2.3
	– on other operating leases	6.5	6.7

Directors' fees were £0.4 million (2002 £0.3 million) and other emoluments were £2.2 million (2002 £2.0 million). Details are given in the Remuneration Report on pages 32 to 37.

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

6 Taxation

6a Analysis of tax charge in the year

	£ million	2003 £ million	£ million	2002 £ million
Current tax				
UK corporation tax on profits for the year		17.8		9.2
Adjustment for prior years		0.3		1.6
		18.1		10.8
Double taxation relief		(0.8)		(0.3)
		17.3		10.5
Foreign tax on profits for the year	26.4		33.1	
Adjustment for prior years	(0.6)		(4.1)	
		25.8		29.0
Total current tax		43.1		39.5
Deferred tax				
Origination and reversal of timing differences	13.7		16.5	
Changes in tax rate and laws	(0.2)		–	
Adjustment to estimated recoverable amount of deferred tax assets arising in prior years	0.6		(0.1)	
Total deferred tax		14.1		16.4
Associates		–		0.1
Total taxation before tax on exceptional items and goodwill amortisation		57.2		56.0
Tax on goodwill amortisation – current tax		(0.7)		–
Tax on exceptional items included in total operating profit – current tax		0.3		(2.0)
Tax on exceptional items included in total operating profit – deferred tax		(2.3)		(3.2)
Tax on profit on sale / closure of discontinued operations – current tax		–		(0.6)
Total taxation		54.5		50.2

6b Factors affecting tax charge for the year

The tax assessed for the year is lower than the standard rate of corporation tax in the UK. The differences are as follows:

	2003 £ million	2002 £ million
Profit on ordinary activities before taxation, exceptional items and goodwill amortisation	192.5	187.2
Taxation charge at UK corporation tax rate of 30% (2002 30%)	57.8	56.2
Effects of:		
Overseas tax rates	2.6	5.6
Pension credits and contributions	(7.3)	(3.5)
Provisions	(3.8)	(2.3)
Capital allowances for the year (in excess of) / less than depreciation	(12.4)	0.1
Stock adjustments	6.7	(10.3)
Expenses not deductible for tax purposes	1.4	1.4
Non-taxable income	–	(0.7)
Net utilisation of tax losses	(1.0)	(2.7)
Adjustments for prior years	(0.3)	(2.5)
Research and development credits	(1.4)	(0.6)
Other	0.8	(1.2)
Current tax charge for the year	43.1	39.5

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

6c Factors that may affect future tax charges

The overall tax rate would be likely to rise if the proportion of profits in overseas territories were to increase reflecting the higher corporation tax rates in those countries in which the group operates. In addition the tax rate would be impacted by the extent to which losses are available to offset taxable income.

No deferred tax is recognised on the unremitted earnings of the overseas subsidiaries, associates and joint ventures other than in the case of the group's captive insurance company where cumulative deferred tax of £0.5 million (credit for the year £0.4 million) has been provided on an accrued dividend.

7 Dividends

	2003 £ million	2002 £ million
Interim ordinary dividend paid – 7.8 pence per share (2002 7.5 pence per share)	**17.0**	16.2
Final ordinary dividend proposed – 17.7 pence per share (2002 17.1 pence per share)	**38.5**	37.0
Total dividends	**55.5**	53.2

8 Earnings per ordinary share

Profit for the year attributable to shareholders is £122.0 million (2002 £106.8 million). This is divided by the weighted average number of shares in issue calculated as 216,938,883 (2002 217,829,287) to give basic earnings per share of 56.2 pence (2002 49.0 pence).

The calculation of diluted earnings per share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive plan. These adjustments give rise to an increase in the weighted average number of shares in issue of 1,279,946 (2002 2,357,398), giving diluted earnings per share of 55.9 pence (2002 48.5 pence).

Before exceptional items, goodwill amortisation and the tax thereon, basic earnings per share were 62.6 pence (2002 60.4 pence) and diluted earnings per share were 62.2 pence (2002 59.7 pence).

	2003 £ million	2002 £ million
Attributable profit	**122.0**	106.8
Goodwill amortisation	**13.7**	6.8
Exceptional items	**2.7**	23.7
Tax thereon	**(2.7)**	(5.8)
Adjusted profit	**135.7**	131.5
Earnings per share before exceptional items and goodwill amortisation		
Basic	**62.6p**	60.4p
Diluted	**62.2p**	59.7p

9 Discontinued operations

	Turnover		Operating profit	
	2003 £ million	2002 £ million	2003 £ million	2002 £ million
French print business	**–**	1.2	**–**	(0.5)

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

10 Employee information

10a Employee numbers

	2003	2002
The average monthly number of employees during the year was as follows:		
Catalysts	3,702	3,272
Precious Metals	1,174	1,128
Colours & Coatings	1,739	1,858
Pharmaceutical Materials	534	406
Research and Corporate	226	266
Average number of employees – continuing	7,375	6,930
Discontinued operations	–	58
Average number of employees – total	7,375	6,988
Actual number of employees at 31st March	7,505	6,996

The number of temporary employees included above at 31st March 2003 was 234 (2002 225).

10b Employee costs

	2003 £ million	2002 £ million
Wages and salaries	209.1	187.5
Social security costs	20.6	19.0
Other pension costs	7.3	3.0
Total employee costs	237.0	209.5

10c Retirement benefits

(i) United Kingdom pension schemes

The group's principal UK pension scheme is of the defined benefit type which requires contributions to be made to a separately administered fund. At 1st April 2000, the date of the latest actuarial valuation, the market value of the UK scheme's assets was £633.0 million, the actuarial value of which represented 141% of the liability for benefits that had accrued to that date, making full allowance for future salary and pension increases. This represents an actuarial surplus of £164.2 million. A surplus cannot be refunded to the group except by dissolution of the scheme in accordance with the rules of the scheme and relevant legislation. The group has recommenced company contributions this year at a rate of 10% of pensionable pay. The financial assumptions applicable to the last actuarial valuation at 1st April 2000 were: long term rate of investment return 6.75%, dividend increase rate 4%, general salary and wage inflation rate 5% and pension increase rate 3%.

In accordance with the applicable accounting standard, the surplus on the group's principal UK pension fund has been spread over the average of the expected remaining service lives of current employees (12 years) as a variation from regular cost. The regular pension cost is assessed using the projected unit method.

Synetix operated a number of defined benefit and defined contribution schemes which required contributions to be made to separately administered funds. The employees in the defined benefit schemes have joined the group's principal UK pension scheme and from 1st April 2003 the assets of the defined contribution schemes will be held in a separate section of the group's principal UK pension scheme.

The group's other UK pension schemes relate to Meconic Limited. Meconic operates a number of defined contribution schemes and one scheme, closed to new members on 31st December 1998, providing benefits based on final pensionable salary. The assets of these schemes are held in separately administered funds. At 31st December 1999, the date of the latest actuarial valuation, the market value of the defined benefits scheme's assets was £18.6 million, the actuarial value (based on 95% of market value) of which represented 104% of the liability for benefits that had accrued to that date, making full allowance for future salary and pension increases. This represents an actuarial surplus of £0.8 million which has been spread over the average of the expected remaining service lives of current employees (10 years) as a variation from regular cost. The regular pension cost is assessed using the attained age method. The financial assumptions applicable to the last actuarial valuation at 31st December 1999 were: long term rate of investment return 7.0% reduced to 5.0% in respect of the period post retirement, general salary and wage inflation rate 4.5% and pension increase rate 3%. On 1st April 2003 the Meconic defined benefits scheme will be merged into the group's main UK scheme and a full actuarial valuation of the enlarged scheme is being undertaken as at that date.

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

10c Retirement benefits (continued)

(ii) Foreign schemes

Pension costs relating to foreign schemes are charged in accordance with local best practice using different accounting policies. The group's largest foreign scheme is in the US, which is of the defined benefit type and which requires contributions to be made to a separately administered fund. This scheme is accounted for using the applicable US accounting standard. The cost of obtaining actuarial valuations for the purpose of adjusting to the applicable UK accounting standard is considered to be out of proportion to the benefits to be gained.

(iii) Other retirement benefits

These costs are charged on an accruals basis similar to that used for pensions. The actuarial liability for the cost of these benefits is fully provided for in the balance sheet.

(iv) Profit and loss account and balance sheet impact of providing retirement benefits

The effect of providing pensions and other retirement benefits on operating profit was as follows:

	2003 £ million	2002 £ million
United Kingdom		
Regular pension cost	**(14.1)**	(12.5)
Variation from regular cost	**7.5**	8.2
Interest on prepayment	**7.3**	7.0
Cost of post-retirement medical benefits	**(0.4)**	(0.4)
	0.3	2.3
Overseas		
Cost of foreign pension schemes	**(6.2)**	(4.5)
Cost of post-retirement medical benefits	**(1.4)**	(0.8)
	(7.3)	(3.0)

The following prepayments and provisions relating to pension schemes and other post-retirement benefits are included in the group and parent company's balance sheets:

	Group		Parent company	
	2003 £ million	2002 £ million	2003 £ million	2002 £ million
Prepaid pension costs in the UK	**115.9**	107.7	**115.9**	107.7
Prepaid pension costs overseas	**11.9**	3.0	**–**	–
Provision for foreign pensions	**1.7**	1.0	**–**	–
Provision for post-retirement medical benefits – UK	**4.2**	4.2	**4.2**	4.1
Provision for post-retirement medical benefits – overseas	**12.2**	12.7	**–**	–

(v) FRS 17 – 'Retirement Benefits' disclosures – group

The group operates defined benefit pension schemes in the UK and the US. Full actuarial valuations were carried out at 1st April 2000 for the principal UK scheme, 31st December 1999 for the Meconic defined benefits scheme and 30th June 2002 for the US schemes and updated to 31st March 2003 by qualified independent actuaries. For the principal UK scheme the group made company contributions of £12.2 million (2002 £ nil) in the year, being regular contributions of £6.2 million at a rate of 10% of pensionable pay and special contributions of £6.0 million. The contribution to the Meconic defined benefits scheme amounted to £0.7 million (2002 £0.6 million) and to the US schemes £11.3 million (2002 £11.3 million). The Meconic defined benefits scheme closed to new members on 31st December 1998 and under the projected unit method the current service cost would increase as the members of the scheme approach retirement. The group operates a number of other small schemes around the world which are not material and their net liabilities of £0.6 million (2002 £0.4 million) are included in the balance sheet.

The main assumptions were:

	2003 UK schemes %	2003 US schemes %	2002 UK schemes %	2002 US schemes %
Rate of increase in salaries	**3.75**	**4.25**	4.75	4.50
Rate of increase in pensions in payment	**2.25**	**–**	2.75	–
Discount rate	**5.40**	**6.25**	5.80	7.25
Inflation	**2.25**	**2.75**	2.75	3.50
Current medical benefits cost trend rate	**5.00**	**9.50**	5.50	10.00
Ultimate medical benefits cost trend rate	**5.00**	**5.00**	5.50	5.00

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

10c Retirement benefits (continued)

(v) *FRS 17 – 'Retirement Benefits' disclosures – group (continued)*

The assets in the schemes and the expected rates of return were:

	UK pension schemes Expected long term rate of return %	UK pension schemes Value £ million	UK post-retirement medical benefits schemes value £ million	US pension schemes Expected long term rate of return %	US pension schemes Value £ million	US post-retirement medical benefits scheme value £ million
At 31st March 2003						
Equities	**8.00**	**320.8**	**–**	**8.50**	**32.7**	**–**
Bonds	**4.75**	**122.8**	**–**	**4.50**	**21.8**	**–**
Property	**6.25**	**34.7**	**–**		**–**	**–**
Total market value of assets		**478.3**	**–**		**54.5**	**–**
Present value of scheme liabilities		**(472.0)**	**(8.2)**		**(69.1)**	**(13.2)**
Surplus / (deficit) in scheme		**6.3**	**(8.2)**		**(14.6)**	**(13.2)**
Related deferred tax (liability) / asset		**(1.9)**	**2.5**		**5.5**	**5.0**
Net retirement benefits asset / (liability)		**4.4**	**(5.7)**		**(9.1)**	**(8.2)**
At 31st March 2002						
Equities	8.00	416.1	–	9.00	33.5	–
Bonds	5.30	144.7	–	5.50	22.4	–
Property	6.80	33.7	–		–	–
Total market value of assets		594.5	–		55.9	–
Present value of scheme liabilities		(483.7)	(4.7)		(60.0)	(10.9)
Surplus / (deficit) in scheme		110.8	(4.7)		(4.1)	(10.9)
Related deferred tax (liability) / asset		(33.2)	1.4		1.6	4.1
Net retirement benefits asset / (liability)		77.6	(3.3)		(2.5)	(6.8)

If the above amounts had been recognised in the accounts, the group's net assets and profit and loss reserve would be:

		2003 £ million	2002 £ million
Net assets excluding retirement benefits asset / liability		**829.9**	751.9
Retirement benefits asset / (liability)	– UK pensions	**4.4**	77.6
	– US pensions	**(9.1)**	(2.5)
	– Medical benefits	**(13.9)**	(10.1)
	– Other schemes	**(0.6)**	(0.4)
Net assets including retirement benefits asset / liability		**810.7**	816.5
Profit and loss account reserve excluding retirement benefits reserve		**462.8**	396.4
Retirement benefits reserve	– UK pensions	**4.4**	77.6
	– US pensions	**(9.1)**	(2.5)
	– Medical benefits	**(13.9)**	(10.1)
	– Other schemes	**(0.6)**	(0.4)
Profit and loss account reserve		**443.6**	461.0

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

10c Retirement benefits (continued)

(v) **FRS 17 – 'Retirement Benefits' disclosures – group (continued)**

The amounts that would have been charged to operating profit in the year ended 31st March 2003 were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million
Current service cost after employee contributions	(16.0)	(0.2)	(2.3)	(0.3)
Past service cost	–	–	(0.1)	(0.1)
Gain on settlement	–	0.1	–	–
Total operating charge	(16.0)	(0.1)	(2.4)	(0.4)

The amounts that would have been credited / (charged) to interest in the year ended 31st March 2003 were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million
Expected return on scheme assets	42.6	–	3.8	–
Interest on scheme liabilities	(27.4)	(0.2)	(4.1)	(0.8)
Net return on retirement benefit assets and liabilities	15.2	(0.2)	(0.3)	(0.8)

The amounts that would have been recognised in the statement of total recognised gains and losses in the year ended 31st March 2003 were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million
Actual return less expected return on scheme assets	(152.9)	–	(9.7)	–
Experience gains / (losses) arising on scheme liabilities	6.3	(3.5)	(0.2)	(0.3)
Changes in assumptions underlying present value of scheme liabilities	30.0	–	(10.0)	(2.3)
Actuarial loss in recognised gains and losses	(116.6)	(3.5)	(19.9)	(2.6)

The movements in the surplus / (deficit) in the year ended 31st March 2003 were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million
Surplus / (deficit) at beginning of year	110.8	(4.7)	(4.1)	(10.9)
Current service cost after employee contributions	(16.0)	(0.2)	(2.3)	(0.3)
Past service cost	–	–	(0.1)	(0.1)
Gain on settlement	–	0.1	–	–
Acquisitions	–	–	0.1	–
Company contributions	12.9	0.3	11.3	0.4
Net interest on retirement benefits	15.2	(0.2)	(0.3)	(0.8)
Actuarial loss	(116.6)	(3.5)	(19.9)	(2.6)
Exchange adjustments	–	–	0.7	1.1
Surplus / (deficit) at end of year	6.3	(8.2)	(14.6)	(13.2)

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

10c Retirement benefits (continued)

(v) **FRS 17 – 'Retirement Benefits' disclosures – group (continued)**

The effect FRS 17 would have had on the profit and loss account for the year ended 31st March 2003 was:

	Reported amounts £ million	Pro forma FRS 17 adjustments £ million	Pro forma adjusted amounts £ million
Catalysts	104.4	(9.1)	95.3
Precious Metals	50.1	(2.1)	48.0
Colours & Coatings	28.5	(3.2)	25.3
Pharmaceutical Materials	36.9	(0.2)	36.7
Corporate	(14.2)	(1.9)	(16.1)
Total operating profit before exceptional items and goodwill amortisation	205.7	(16.5)	189.2
Goodwill amortisation	(13.7)	–	(13.7)
Exceptional items included in operating profit	(7.6)	–	(7.6)
	184.4	(16.5)	167.9
Profit on sale of continuing operations	4.9	–	4.9
Profit on ordinary activities before interest	189.3	(16.5)	172.8
Net interest	(13.2)	–	(13.2)
Net return on retirement benefit assets and liabilities	–	13.9	13.9
Profit on ordinary activities before taxation	176.1	(2.6)	173.5
Taxation	(54.5)	0.8	(53.7)
Profit after taxation	121.6	(1.8)	119.8

History of experience gains and losses for the year ended 31st March 2003:

	UK pensions	UK post-retirement medical benefits	US pensions	US post-retirement medical benefits
Difference between expected and actual return on scheme assets:				
amount (£ million)	(152.9)	–	(9.7)	–
percentage of scheme assets	(32.0%)	–	(17.8%)	–
Experience gains / (losses) on scheme liabilities:				
amount (£ million)	6.3	(3.5)	(0.2)	(0.3)
percentage of present value of scheme liabilities	1.3%	(42.7%)	(0.3%)	(2.3%)
Total amount recognised in statement of total recognised gains and losses:				
amount (£ million)	(116.6)	(3.5)	(19.9)	(2.6)
percentage of present value of scheme liabilities	(24.7%)	(42.7%)	(28.8%)	(19.7%)

(vi) **FRS 17 – 'Retirement Benefits' disclosures – parent company**

The company's principal pension scheme is a defined benefit scheme which includes employees of the company and some of its UK subsidiaries. Consequently the company is unable to identify its share of the underlying assets and liabilities and so under FRS 17 the company would account for its contributions to the scheme as if it were a defined contribution scheme. The cost of the company's contributions to the scheme amounted to £11.9 million (2002 £ nil).

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

11 Fixed assets – goodwill

	Group £ million	Parent company £ million
Cost		
At beginning of year	189.8	14.5
Additions (note 30)	200.9	112.2
Exchange adjustments	(0.7)	–
At end of year	390.0	126.7
Amortisation		
At beginning of year	7.2	14.3
Charge for the year	13.7	2.4
At end of year	20.9	16.7
Net book value at 31st March 2003	**369.1**	**110.0**
Net book value at 31st March 2002	182.6	0.2

Goodwill is net of £0.3 million of negative goodwill arising on the acquisition of the minority interest in Johnson Matthey Argentina S.A. (note 30).

Goodwill amortisation of £5.5 million (2002 £0.5 million) arises in Catalysts, £0.1 million (2002 £0.1 million) in Precious Metals, £0.2 million (2002 £0.2 million) in Colours & Coatings and £7.9 million (2002 £6.0 million) in Pharmaceutical Materials. Geographically £11.7 million (2002 £5.2 million) arises in Europe, £1.6 million (2002 £1.6 million) in North America and £0.4 million (2002 £ nil) in Asia.

12 Fixed assets – tangible assets

12a Group

	Freehold land & buildings £ million	Long & short leasehold £ million	Plant & machinery £ million	Total £ million
Cost				
At beginning of year	170.1	13.5	628.9	812.5
Purchases	19.5	0.8	106.2	126.5
Acquisitions	7.3	1.3	42.0	50.6
Reclassifications	8.6	–	(8.6)	–
Disposals	(2.3)	–	(13.0)	(15.3)
Disposal of business	(1.4)	–	(9.6)	(11.0)
Exchange adjustments	(4.2)	0.4	(15.8)	(19.6)
At end of year	197.6	16.0	730.1	943.7
Depreciation				
At beginning of year	46.0	5.8	265.6	317.4
Charge for the year	5.4	0.7	48.3	54.4
Reclassifications	0.1	–	(0.1)	–
Disposals	(1.9)	(0.1)	(11.5)	(13.5)
Disposal of business	(0.5)	–	(6.0)	(6.5)
Exchange adjustments	(1.8)	0.1	(7.5)	(9.2)
At end of year	47.3	6.5	288.8	342.6
Net book value at 31st March 2003	**150.3**	**9.5**	**441.3**	**601.1**
Net book value at 31st March 2002	124.1	7.7	363.3	495.1

The net book value of tangible fixed assets includes £4.5 million (2002 £5.8 million) in respect of assets held under finance leases.

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

12b Parent company

	Freehold land & buildings £ million	Long & short leasehold £ million	Plant & machinery £ million	Total £ million
Cost				
At beginning of year	61.1	2.2	186.4	249.7
Purchases	3.7	–	40.3	44.0
Acquisitions	2.7	–	26.3	29.0
Reclassifications	1.2	–	(1.2)	–
Disposals	(1.1)	–	(3.0)	(4.1)
Disposal of business	(3.8)	–	(8.4)	(12.2)
At end of year	63.8	2.2	240.4	306.4
Depreciation				
At beginning of year	16.7	1.6	76.1	94.4
Charge for the year	1.8	0.2	16.0	18.0
Reclassifications	0.1	–	(0.1)	–
Disposals	(1.0)	–	(0.1)	(1.1)
Disposal of business	–	–	(1.0)	(1.0)
At end of year	17.6	1.8	90.9	110.3
Net book value at 31st March 2003	**46.2**	**0.4**	**149.5**	**196.1**
Net book value at 31st March 2002	44.4	0.6	110.3	155.3

The net book value of tangible fixed assets includes £4.5 million (2002 £4.3 million) in respect of assets held under finance leases.

13 Fixed assets – investments

13a Group

	Investment in associates – net assets £ million	Investment in associates – goodwill £ million	Investments listed on overseas stock exchanges £ million	Unlisted investments £ million	Other loans £ million	Total £ million
At beginning of year	0.7	–	1.0	0.3	0.7	2.7
Additions	–	–	–	0.2	–	0.2
Disposals	–	–	(0.2)	–	–	(0.2)
Acquired with subsidiaries	–	–	(0.2)	(0.3)	–	(0.5)
Transfer from creditors	(0.3)	–	–	–	–	(0.3)
Transfer on acquisition as subsidiary	0.3	–	–	–	–	0.3
Transfer on partial disposal of business	2.5	1.3	–	–	–	3.8
Transfer	–	–	–	0.5	(0.5)	–
Exchange adjustments	0.3	0.2	(0.1)	–	–	0.4
At end of year	**3.5**	**1.5**	**0.5**	**0.7**	**0.2**	**6.4**

The market value of investments listed on overseas stock exchanges was £1.0 million (2002 £1.4 million).

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

13b Parent company

	Other loans £ million	Cost of investment in subsidiary undertakings £ million	Total £ million
At beginning of year	0.7	389.3	390.0
Disposals	(0.5)	–	(0.5)
Additions	–	73.9	73.9
At end of year	**0.2**	**463.2**	**463.4**

The principal subsidiary undertakings are shown on page 72.

13c Associates

	Issued share capital	Percentage holding of ordinary share capital %	Country of incorporation
Arora-Matthey Limited	INR 19,920,000	40	India
Oximet SrL	€ 312,000	33	Italy

AGR Matthey is a partnership operating in Australia, in which the group has a 20% interest.

The group's cost of investment in associates amounted to £4.4 million (2002 £0.4 million).

14 Transactions with related parties

The group's related parties are its associates described in note 13c. Universal Pharma Technologies, L.L.C. was an associate until 15th October 2002 when it became a subsidiary.

During the year the group supplied thermocouple products to a value of £5,000 to Arora-Matthey Limited (2002 £20,000).

During the year the group purchased £146,000 (2002 £43,000) of raw materials from Oximet SrL. Total balances payable to Oximet SrL at 31st March 2003 were £72,000 (2002 £4,000).

From 3rd October 2002 to 31st March 2003 the group sold precious metal for £4.1 million to and bought £1.6 million of precious metal from AGR Matthey. The group also made service charges of £1.9 million to and received £0.2 million of interest from AGR Matthey. Total balances receivable from AGR Matthey at 31st March 2003 were £0.7 million.

During the period to 15th October 2002 the group paid royalties of £256,000 (2002 £55,000) and made service charges of £559,000 (2002 £311,000) to Universal Pharma Technologies, L.L.C. Total balances receivable from Universal Pharma Technologies, L.L.C. at 31st March 2002 were £1.4 million, against which a provision of £1.0 million had been made.

15 Stocks

	Group		Parent company	
	2003 £ million	2002 £ million	**2003 £ million**	2002 £ million
Raw materials and consumables	**57.7**	47.7	**15.6**	10.3
Work in progress – precious metals	**227.0**	240.1	**192.7**	216.2
– other	**31.1**	28.6	**7.7**	7.7
Finished goods and goods for resale	**122.6**	97.9	**16.8**	12.5
Total stocks	**438.4**	414.3	**232.8**	246.7

The group also holds customers' materials in the process of refining and fabrication and for other reasons.

Parent company precious metals includes net metal lent to subsidiary undertakings.

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

16 Debtors

	Group		Parent company	
	2003 **£ million**	2002 £ million	**2003** **£ million**	2002 £ million
Debtors: due within one year				
Trade debtors	**317.7**	303.9	**87.6**	72.3
Amounts owed by subsidiary undertakings	**–**	–	**491.0**	553.6
Amounts owed by associates	**0.7**	0.4	**–**	–
Other debtors	**22.4**	17.7	**10.5**	2.9
Refunds due for acquisitions	**5.0**	–	**4.7**	–
Payment owed for disposals (note 31)	**–**	1.0	**–**	–
Current corporation tax	**–**	–	**–**	11.3
Deferred tax asset (note 23)	**1.7**	0.6	**–**	–
Prepaid pensions	**3.5**	1.9	**–**	–
Prepayments and accrued income	**18.3**	19.7	**5.5**	6.8
	369.3	345.2	**599.3**	646.9
Debtors: due after more than one year				
Prepaid pensions	**124.3**	108.8	**115.9**	107.7
Amounts owed by subsidiary undertakings	**–**	–	**344.5**	156.8
	124.3	108.8	**460.4**	264.5

17 Short term investments

	Group		Parent company	
	2003 **£ million**	2002 £ million	**2003** **£ million**	2002 £ million
Interest in own shares	**13.8**	14.9	**13.2**	13.9
Investments listed on overseas stock exchanges	**1.5**	1.7	**–**	–
	15.3	16.6	**13.2**	13.9

The interest in own shares represents the cost of the shares held by the group's two Employee Share Ownership Trusts (ESOTs). The ESOTs currently hold 2,421,687 shares (2002 2,634,029 shares) which were purchased in the open market, and are held in trust for employees participating in the group's executive share option schemes and long term incentive plan. The purchase of the shares was financed by a contribution of £511,100 (2002 £511,100) and loans of £13,255,750 (2002 £14,369,817) from the group. At 31st March 2003 the market value of the shares was £15,868,184 (2002 £24,939,935). Mourant & Co., as trustees for the ESOTs, has waived its dividend entitlement.

The market value of investments listed on overseas stock exchanges was £2.5 million (2002 £4.8 million).

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

18 Borrowings and finance leases

	Group		Parent company	
	2003 £ million	2002 £ million	**2003 £ million**	2002 £ million
Borrowings and finance leases falling due after more than one year				
Bank and other loans repayable by instalments				
From two to five years	**0.3**	0.8	**–**	–
From one to two years	**0.2**	0.1	**–**	–
Bank and other loans repayable otherwise than by instalments				
4.95% US Dollar Bonds 2015	**126.6**	–	**126.6**	–
5.17% Sterling Bonds 2013	**40.0**	–	**40.0**	–
4.25% US Dollar Bonds 2010	**19.0**	–	**19.0**	–
6.36% US Dollar Bonds 2006	**63.3**	70.2	**63.3**	70.2
Other after five years	**5.4**	6.0	**–**	–
Other from two to five years	**86.8**	104.6	**86.7**	104.4
From one to two years	**110.6**	–	**110.5**	–
Finance leases repayable				
After five years	**3.1**	3.2	**3.1**	3.2
From two to five years	**0.7**	0.7	**0.7**	0.7
From one to two years	**0.4**	0.2	**0.4**	0.2
Borrowings and finance leases falling due after more than one year	**456.4**	185.8	**450.3**	178.7
Borrowings and finance leases falling due within one year				
Bank and other loans	**46.2**	64.5	**27.2**	45.2
Finance leases	**0.3**	1.3	**0.3**	0.2
Borrowings and finance leases falling due within one year	**46.5**	65.8	**27.5**	45.4
Total borrowings and finance leases	**502.9**	251.6	**477.8**	224.1
Less cash and deposits	**100.4**	92.6	**33.4**	3.6
Net borrowings and finance leases	**402.5**	159.0	**444.4**	220.5

The loans are denominated in various currencies and bear interest at commercial rates. Of the 4.95% US Dollar Bonds 2015 US$35.0 million have been swapped into sterling at 5.15% and US$165.0 million have been swapped into floating rate US dollars. All the 4.25% US Dollar Bonds 2010 have been swapped into sterling at 4.93%.

19 Financial risk management

The group's approach to managing financial risk is described in the Financial Review on page 10.

19a Market price risk

The group monitors its interest rate and currency risks and other market price risks to which it is exposed primarily through a process known as 'sensitivity analysis'. This involves estimating the effect on profit before tax over various periods of possible changes in interest rates and exchange rates.

Most of the group's borrowings and deposits are at floating rates. A 1% change in all interest rates would have a 1.4% impact on group profit before tax. This is within the range the board regards as acceptable.

The main impact of movements in exchange rates on the group's results arises on translation of overseas subsidiaries' profits into sterling. The group's largest exposure is to the US dollar since Johnson Matthey's largest single overseas investment is in the US. A 5 cent (3.2%) movement in the average exchange rate for the US dollar against sterling has a 1.6% impact on group profit before tax. This exposure is part of the group's economic risk of operating globally which is essential to remain competitive in the markets in which the group operates.

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

19b Interest rate risk

	2003 At fixed interest rates £ million	2003 At floating interest rates £ million	2003 Total £ million	2002 At fixed interest rates £ million	2002 At floating interest rates £ million	2002 Total £ million
Financial liabilities						
Sterling	85.7	100.0	185.7	–	72.5	72.5
US dollar	63.3	222.7	286.0	70.2	84.3	154.5
Euro	–	106.4	106.4	–	7.7	7.7
Japanese yen	–	25.3	25.3	–	22.3	22.3
Chinese renminbi	–	8.0	8.0	–	3.4	3.4
South African rand	–	–	–	–	4.9	4.9
Other currencies	–	2.8	2.8	–	9.0	9.0
	149.0	465.2	614.2	70.2	204.1	274.3

	2003 Weighted average interest rates %	2003 Weighted average period for which rates are fixed Years	2002 Weighted average interest rates %	2002 Weighted average period for which rates are fixed Years
Fixed rate financial liabilities				
Sterling	5.15	10	–	–
US dollar	6.36	3	6.36	4

The financial liabilities of the group comprised:

	2003 £ million	2002 £ million
Total borrowings and finance leases	502.9	251.6
Borrowings generated by swaps	103.7	22.3
Non-equity minority interests	7.0	–
Other creditors falling due after more than one year	0.6	0.4
	614.2	274.3

Floating rate financial liabilities comprise bank borrowings, overdrafts and preference shares issued to minority shareholders bearing interest and dividends at commercial rates.

	2003 At floating interest rates £ million	2003 Interest free £ million	2003 Total £ million	2002 At fixed interest rates £ million	2002 At floating interest rates £ million	2002 Interest free £ million	2002 Total £ million
Financial assets							
Sterling	158.6	–	158.6	–	48.1	–	48.1
US dollar	15.3	1.2	16.5	0.5	14.9	1.0	16.4
Euro	–	–	–	–	17.2	–	17.2
Hong Kong dollar	12.2	–	12.2	–	14.6	–	14.6
South African rand	5.2	–	5.2	–	9.9	–	9.9
Other currencies	13.0	1.5	14.5	–	10.4	1.7	12.1
	204.3	2.7	207.0	0.5	115.1	2.7	118.3

	2003 Weighted average interest rates %	2003 Weighted average period for which rates are fixed Years	2002 Weighted average interest rates %	2002 Weighted average period for which rates are fixed Years
Fixed rate financial assets				
US dollar	–	–	7.50	8

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

19b Interest rate risk (continued)

The financial assets of the group comprised:

	2003 £ million	2002 £ million
Cash and deposits	100.4	92.6
Deposits generated by swaps	103.7	22.3
Fixed assets investments listed on overseas stock exchanges	0.5	1.0
Fixed assets investments unlisted	0.7	–
Fixed assets investments other loans	0.2	0.7
Short term investments listed on overseas stock exchanges	1.5	1.7
	207.0	118.3

Floating rate financial assets comprise bank deposits bearing interest at commercial rates. Interest free financial assets are shares held in three publicly quoted companies, Ballard Power Systems, Inc., AnorMED Inc. and Immtech International Inc., and an investment in Conduit Ventures Fund.

19c Currency exposures

After taking into account the effects of forward exchange contracts the group does not have any significant currency exposures on monetary assets and liabilities.

19d Maturity of financial liabilities

	2003 £ million	2002 £ million
In one year or less, or on demand	150.2	88.1
In more than one year but not more than two years	111.8	0.7
In more than two years but not more than five years	151.1	176.3
In more than five years	201.1	9.2
	614.2	274.3

19e Undrawn committed borrowing facilities

	2003 £ million	2002 £ million
Expiring in one year or less	40.0	20.1
Expiring in more than one year but not more than two years	31.2	–
Expiring in more than two years	138.3	127.4
	209.5	147.5

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

19f Fair value of financial instruments

	2003 Book value £ million	2003 Fair value £ million	2002 Book value £ million	2002 Fair value £ million
Cash and deposits	**100.4**	**100.4**	92.6	92.6
Fixed assets investments listed on overseas stock exchanges	**0.5**	**1.0**	1.0	1.4
Fixed assets investments unlisted	**0.7**	**0.7**	–	–
Fixed assets investments other loans	**0.2**	**0.2**	0.7	0.7
Short term investments listed on overseas stock exchanges	**1.5**	**2.5**	1.7	4.8
Borrowings and finance leases falling due within one year	**(46.5)**	**(46.5)**	(65.8)	(65.8)
US Dollar Bonds 2006	**(63.3)**	**(69.6)**	(70.2)	(70.7)
Other US Dollar Bonds	**(145.6)**	**(145.6)**	–	–
Sterling Bonds	**(40.0)**	**(40.0)**	–	–
Other borrowings and finance leases falling due after more than one year	**(207.5)**	**(207.5)**	(115.6)	(115.6)
Other creditors falling due after more than one year	**(0.6)**	**(0.6)**	(0.4)	(0.4)
Non-equity minority interests	**(7.0)**	**(7.0)**	–	–
Forward exchange contracts	**–**	**(0.5)**	–	0.2
	(407.2)	**(412.5)**	(156.0)	(152.8)

The fair value of investments listed on overseas stock exchanges is based on market value. The fair value of the US Dollar Bonds 2006 is calculated by discounting cash flows based on the three year Treasury Bond rate plus a margin reflecting current market conditions. The fair value of the other bonds and related currency and interest rate swaps is approximately equal to book value as the bonds were issued and the swaps effective from 26th March 2003, there being no material movement in rates prior to 31st March 2003. The fair value of forward exchange contracts represents the unrealised gain or loss on revaluation of the contracts to year end exchange rates. The fair value of all other financial instruments is approximately equal to book value due to their size, short term nature or the fact that they bear interest at floating rates.

19g Gains and losses on hedges

Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. These forward contracts are revalued to the rates of exchange at the balance sheet date and any aggregate unrealised gains and losses arising on revaluation are included in other debtors / other creditors. At maturity, or when the contract ceases to be a hedge, gains and losses are taken to the profit and loss account.

	Gains £ million	Losses £ million	Total net gains / (losses) £ million
Unrecognised gains and losses at 31st March 2001	–	0.3	(0.3)
Gains / losses recognised in the year	–	0.3	(0.3)
Gains and losses arising before 31st March 2001 not recognised in 2001/02	–	–	–
Gains and losses arising in 2001/02 not recognised in 2001/02	0.3	0.1	0.2
Unrecognised gains and losses at 31st March 2002	0.3	0.1	0.2
Gains / losses recognised in the year	0.3	0.1	0.2
Gains and losses arising before 31st March 2002 not recognised in 2002/03	–	–	–
Gains and losses arising in 2002/03 not recognised in 2002/03	0.3	0.8	(0.5)
Unrecognised gains and losses at 31st March 2003	**0.3**	**0.8**	**(0.5)**
Of which gains and losses expected to be recognised in the year to 31st March 2004	0.3	0.8	(0.5)

20 Precious metal leases

Precious metal leases are rental and consignment stock arrangements under which banks provide the group with precious metals for a specified period and for which the group pays a fee. The group holds sufficient precious metal stocks to meet all the obligations under these lease arrangements as they fall due.

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

21 Other creditors

	Group 2003 £ million	Group 2002 £ million	Parent company 2003 £ million	Parent company 2002 £ million
Amounts falling due within one year				
Trade creditors	**180.6**	167.5	**44.7**	32.7
Amounts owed to subsidiary undertakings	–	–	**617.0**	644.1
Amounts owed to associates	**0.1**	–	–	–
Current corporation tax	**32.6**	32.9	**4.1**	–
Other taxes and social security costs	**7.1**	8.1	**3.9**	2.2
Other creditors	**33.9**	39.7	**12.2**	8.9
Accruals and deferred income	**93.2**	74.0	**38.0**	29.5
Dividends	**38.5**	37.0	**38.5**	37.0
Total other creditors falling due within one year	**386.0**	359.2	**758.4**	754.4
Amounts falling due after more than one year				
Amounts owed to subsidiary undertakings	–	–	**153.0**	0.2
Other creditors	**0.6**	0.4	–	–
Total other creditors falling due after more than one year	**0.6**	0.4	**153.0**	0.2

22 Provisions for liabilities and charges

22a Group

	Rationalisation provisions £ million	Retirement benefits (note 10c) £ million	Other provisions £ million	Deferred taxation (note 23) £ million	Total £ million
At beginning of year	8.9	17.9	5.2	66.1	98.1
Charge for year	11.3	1.5	3.1	12.9	28.8
Acquisitions	–	8.0	–	(2.0)	6.0
Utilised	(11.2)	(8.1)	(1.7)	–	(21.0)
Credit to recognised gains and losses	–	–	–	(9.5)	(9.5)
Exchange adjustments	–	(1.2)	0.1	(0.9)	(2.0)
At end of year	**9.0**	**18.1**	**6.7**	**66.6**	**100.4**

The rationalisation provisions relate to the costs of integrating Synetix and other rationalisation programmes and are expected to be fully spent by 2005.

22b Parent company

	Rationalisation provisions £ million	Retirement benefits (note 10c) £ million	Other provisions £ million	Deferred taxation (note 23) £ million	Total £ million
At beginning of year	–	4.1	5.9	40.3	50.3
Charge for year	3.3	0.4	0.3	4.1	8.1
Acquisitions	–	6.5	–	(2.0)	4.5
Utilised	(0.7)	(6.8)	(2.6)	–	(10.1)
At end of year	**2.6**	**4.2**	**3.6**	**42.4**	**52.8**

The rationalisation provisions relate to the costs of integrating Synetix and other rationalisation programmes and are expected to be fully spent by 2005.

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

23 Deferred taxation

	Group		Parent company	
	2003 £ million	2002 £ million	2003 £ million	2002 £ million
Timing differences on				
Fixed assets	**29.6**	23.6	**17.3**	15.2
Stock	**(9.7)**	(7.0)	**(9.7)**	(7.2)
UK pension credit	**34.8**	32.3	**34.8**	32.3
Translation differences on foreign currency loans	**1.9**	11.4	**–**	–
Other	**8.3**	5.2	**–**	–
	64.9	65.5	**42.4**	40.3
Deferred tax assets (note 16)	**1.7**	0.6	**–**	–
Deferred tax provisions (note 22)	**66.6**	66.1	**42.4**	40.3
	64.9	65.5	**42.4**	40.3

24 Called up share capital

	Authorised		Allotted, called up and fully paid	
	Number	£ million	Number	£ million
Ordinary shares of £1 each				
At beginning of year	291,550,000	291.6	218,695,663	218.7
Executive share option schemes – options exercised	–	–	791,681	0.8
At end of year	**291,550,000**	**291.6**	**219,487,344**	**219.5**

At 30th May 2003 there were 5,829,632 options outstanding under the group's executive share option schemes, exercisable at various times up to the year 2012 at prices from 107.57 pence per share to 1083.00 pence per share.

At 30th May 2003 three allocations had been made under the company's long term incentive plan which had yet to mature. The 2000 allocation of 317,600 shares, the 2001 allocation of 350,015 shares and the 2002 allocation of 389,702 shares will mature at the end of their respective three year performance periods in July 2003, July 2004 and July 2005. Should the performance conditions be satisfied, the number of shares allocated, or a proportion thereof, will be released to the participants.

The company has no non-equity share capital.

25 Reserves

25a Group

	Share premium account £ million	Capital redemption reserve £ million	Associates' reserves £ million	Profit & loss account £ million
At beginning of year	128.2	4.9	(0.2)	462.1
Exchange adjustments	–	–	–	5.6
Premium on shares issued	3.6	–	–	–
Goodwill written back on set up of AGR Matthey	–	–	–	5.4
Transfers	–	–	0.3	(0.3)
Retained profit for the year	–	–	–	66.5
At end of year	**131.8**	**4.9**	**0.1**	**539.3**

At 31st March 2003, the cumulative amount of goodwill, net of goodwill relating to disposals, charged against profit and loss account was £40.6 million (2002 £46.0 million).

In the group accounts, £12.9 million of net exchange gains (2002 £1.6 million) on foreign currency borrowings have been offset in reserves against exchange losses on the translation of the related net investment in overseas subsidiaries.

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

25b Parent company

	Share premium account £ million	Capital redemption reserve £ million	Profit & loss account £ million
At beginning of year	128.2	4.9	201.1
Premium on shares issued	3.6	–	–
Retained profit for the year	–	–	1.4
At end of year	**131.8**	**4.9**	**202.5**

The parent company's profit for the financial year was £56.9 million (2002 £19.7 million).

26 Minority interests

	Equity £ million	Non-equity £ million	Total £ million
At beginning of year	3.9	–	3.9
Sale of minority interest in Johnson Matthey Fuel Cells Limited (note 33)	2.1	7.0	9.1
Purchase of remaining minority interest in Johnson Matthey Argentina S.A. (note 30)	(0.9)	–	(0.9)
Share of retained (loss) / profit for the year	(0.5)	0.1	(0.4)
Preference dividends	–	(0.1)	(0.1)
Exchange adjustments	(0.8)	–	(0.8)
At end of year	**3.8**	**7.0**	**10.8**

27 Commitments, guarantees and contingent liabilities

	Group		Parent company	
	2003 £ million	2002 £ million	**2003 £ million**	2002 £ million
Commitments				
Future capital expenditure contracted but not provided	**17.5**	13.5	**5.0**	8.9
Annual commitments under operating leases				
Leases of land and buildings terminating				
Within one year	**2.1**	0.5	**1.3**	–
In one to five years	**4.2**	3.4	**1.7**	1.7
Over five years	**1.2**	2.2	**0.2**	1.2
Other leases terminating				
Within one year	**0.9**	0.5	**0.2**	0.3
In one to five years	**1.9**	1.8	**0.8**	0.8
Over five years	**0.1**	–	**–**	–
Guarantees				
Guarantees of subsidiary undertakings' borrowings and precious metal leases	**–**	–	**41.9**	17.7
Other guarantees	**0.4**	6.1	**0.2**	5.9

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

28 Gross cash flows

28a Returns on investments and servicing of finance

	2003 £ million	2002 £ million
Interest received from associates	0.2	–
Interest received	9.0	11.0
Interest paid	(22.4)	(15.9)
Dividends paid to minority shareholders	(0.2)	–
Net cash flow for returns on investments and servicing of finance	(13.4)	(4.9)

28b Capital expenditure and financial investment

	£ million	2003 £ million	£ million	2002 £ million
Purchase of tangible fixed assets		(126.3)		(134.1)
Purchase of long term investments		(0.2)		(1.0)
		(126.5)		(135.1)
Sale of tangible fixed assets	1.1		0.6	
Sale of long term investments	0.2		–	
Sale of short term investments	0.5		3.5	
		1.8		4.1
Net cash outflow for capital expenditure and financial investment		(124.7)		(131.0)

28c Cash flows on acquisitions and disposals

	£ million	2003 £ million	£ million	2002 £ million
Investment in Synetix (note 30)		(267.0)		–
Investment in subsidiary undertakings (note 30)		(3.7)		(142.5)
Cash and overdrafts acquired with subsidiary undertakings (note 30)		0.1		(1.0)
Purchase of minority interests (note 30)		(0.6)		–
		(271.2)		(143.5)
Sale of an interest in fuel cells subsidiary (note 33)	20.0		–	
Exchange of Australian gold operations for share of AGR Matthey (note 32)	1.5		–	
Disposal of French print business (note 31)	(0.1)		(1.0)	
Cash disposed of with French print business	–		(1.1)	
Disposal of UK Minerals business (note 31)	1.0		–	
Closure of Metawave Video Systems Ltd	–		(0.1)	
		22.4		(2.2)
Net cash flow for acquisitions and disposals		(248.8)		(145.7)

28d Management of liquid resources

	2003 £ million	2002 £ million
Cash paid into term deposits of less than one year	(0.3)	(0.2)
Cash withdrawn from term deposits of less than one year	1.3	0.4
Net cash flow from management of liquid resources	1.0	0.2

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

28e Financing

	£ million	2003 £ million	£ million	2002 £ million
Issue of ordinary share capital		4.4		6.1
Purchase of own shares		(1.6)		(50.2)
		2.8		(44.1)
Decrease in borrowings falling due within one year	(21.5)		(45.7)	
Increase in borrowings falling due after more than one year	282.4		103.4	
Capital element of finance lease rental payments	(1.2)		(0.2)	
		259.7		57.5
Net cash flow from financing		262.5		13.4

29 Analysis of net debt

	Cash at bank and in hand £ million	Borrowings due within one year – overdrafts £ million	Borrowings due within one year – other £ million	Borrowings due after more than one year £ million	Finance leases £ million	Total £ million
At beginning of year	92.6	(10.0)	(54.5)	(181.7)	(5.4)	(159.0)
Cash flow						
From cash and overdrafts	11.0	(0.8)	–	–	–	10.2
From borrowings and finance leases	–	–	21.5	(282.4)	1.2	(259.7)
From term deposits	(1.0)	–	–	–	–	(1.0)
Net cash flow	10.0	(0.8)	21.5	(282.4)	1.2	(250.5)
Acquired with subsidiaries	–	–	–	–	(0.4)	(0.4)
Loan notes issued to acquire subsidiaries	–	–	(6.8)	–	–	(6.8)
Other non cash changes	–	–	(0.4)	0.4	–	–
Effect of foreign exchange rate changes	(2.2)	(0.7)	5.5	11.5	0.1	14.2
At end of year	**100.4**	**(11.5)**	**(34.7)**	**(452.2)**	**(4.5)**	**(402.5)**

30 Acquisitions

Universal Pharma Technologies, L.L.C.

On 15th October 2002 the group acquired the 50% of Universal Pharma Technologies, L.L.C. which it did not already own. This has been accounted for by acquisition accounting and its post acquisition results have been included in Pharmaceutical Materials and were turnover of £0.8 million and operating profit of £ nil.

The assets and liabilities acquired were:

	Book values immediately prior to acquisition £ million	Fair value adjustment – revaluations £ million	Fair value at time of acquisition £ million
Tangible fixed assets	4.1	(3.5)	0.6
Stocks	0.4	(0.3)	0.1
Creditors falling due within one year	(4.9)	3.9	(1.0)
Total net liabilities acquired	(0.4)	0.1	(0.3)
Less transferred from associated undertakings			0.3
			–

The revaluation fair value adjustments reflect the write down to estimated realisable value.

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

30 Acquisitions (continued)

Synetix

On 23rd September 2002 the group announced that it had signed an agreement to buy the Synetix division of ICI. Synetix is a global catalyst business which serves a range of market segments including ammonia, methanol, fine chemicals, edible oils, oleochemicals, oil and gas and polymerisation. The acquisition of the Synetix businesses in all territories except India was completed on 1st November 2002 and the acquisition in India was completed on 2nd December 2002. The results of Synetix since its acquisition on 1st November 2002 have been included in Catalysts, and were turnover of £60.9 million and operating profit excluding exceptional items of £9.2 million. This has been accounted for by acquisition accounting. Synetix's profit after taxation and minority interests before acquisition is not available.

The assets and liabilities acquired were:

	Book values immediately prior to acquisition £ million	Fair value adjustments Revaluations £ million	Consistency of accounting policies £ million	Other £ million	Estimated fair value at time of acquisition £ million
Intangible fixed assets	7.8	(1.4)	–	(6.4)	–
Tangible fixed assets	63.0	(1.6)	(12.1)	(0.4)	48.9
Stocks	24.2	–	–	0.1	24.3
Debtors and prepayments	38.0	(0.5)	–	(0.5)	37.0
Creditors falling due within one year	(28.7)	–	–	(0.9)	(29.6)
Deferred taxation	–	–	2.0	–	2.0
Other provisions for liabilities and charges	(1.2)	(0.2)	(6.5)	–	(7.9)
Finance lease obligations	(0.4)	–	–	–	(0.4)
Total net assets acquired	102.7	(3.7)	(16.6)	(8.1)	74.3
Estimated goodwill on acquisition					191.4
					265.7

Satisfied by:	£ million
Purchase consideration – cash	261.6
Purchase consideration – outstanding	(1.9)
Costs incurred – cash	5.4
Costs incurred – accrued	0.6
	265.7

The revaluation fair value adjustments to intangible fixed assets, tangible fixed assets, debtors and prepayments and other provisions for liabilities and charges reflect the write down to estimated realisable value. The fair value adjustments to achieve consistency of accounting policies in tangible fixed assets is to move them onto the group's depreciation policies, in deferred taxation is to provide the deferred tax asset related to the tangible fixed assets adjustments and in other provisions for liabilities and charges is to provide for pensions using the group's assumptions. The other fair value adjustments to fixed assets are to write off goodwill, other intangible fixed assets and tangible fixed assets that are not identifiable assets. The other fair value adjustments to stocks, debtors and prepayments and creditors falling due within one year are to include items not previously recognised.

Since acquisition Synetix has contributed £4.1 million to net cash inflow from operating activities, paid £0.3 million in respect of returns on investments and servicing of finance, paid £0.1 million of tax and £3.3 million in respect of capital expenditure and financial investment.

Cascade Biochem Limited

On 17th October 2002 the group acquired Cascade Biochem Limited located in Cork, Ireland and Reading, UK. The company manufactures and supplies prostaglandins and other complex molecules as active pharmaceutical ingredients for the pharmaceutical industry, and its post acquisition results have been included in Pharmaceutical Materials. Its turnover and operating profit since acquisition were £1.4 million and £0.2 million respectively. This has been accounted for by acquisition accounting. Cascade Biochem Limited's profit after taxation and minority interests in its last financial year to 31st December 2001 was £29,000, and in the period from that date to the date of acquisition was a loss of £0.1 million.

Since acquisition Cascade Biochem Limited has contributed £0.3 million to net cash inflow from operating activities and paid £0.3 million in respect of capital expenditure and financial investment.

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

30 Acquisitions (continued)

Cascade Biochem Limited (continued)

The assets and liabilities acquired were:

	Book values immediately prior to acquisition £ million	Fair value adjustments Revaluations £ million	Fair value adjustments Other £ million	Fair value at time of acquisition £ million
Tangible fixed assets	1.1	–	–	1.1
Stocks	1.0	(0.2)	–	0.8
Debtors and prepayments	0.3	–	–	0.3
Creditors falling due within one year	(0.5)	–	(0.2)	(0.7)
Total net assets acquired	1.9	(0.2)	(0.2)	1.5
Goodwill on acquisition				6.3
				7.8

Satisfied by:	£ million
Purchase consideration – cash	2.7
Purchase consideration – deferred and contingent	5.0
Costs incurred – cash	0.1
	7.8

The revaluation fair value adjustments to stocks reflect the write down to estimated realisable value. The other fair value adjustments to creditors falling due within one year are to include items not previously recognised.

The deferred consideration is contingent on future sales.

VSF Resin & Varnish Limited

On 11th February 2003 the group acquired a UK company, VSF Resin & Varnish Limited, for £0.8 million with a further £0.9 million contingent on future sales. The fair value of the net assets acquired was £0.1 million including cash balances of £0.1 million, resulting in goodwill of £1.6 million. This has been accounted for by acquisition accounting. Its post acquisition results are included in Colours & Coatings and were turnover of £0.3 million and operating profit of £ nil.

Johnson Matthey Argentina S.A. minority interest

On 31st March 2003 the group acquired the remaining 30% of Johnson Matthey Argentina S.A. for £0.6 million. The fair value of the minority interest immediately prior to the purchase was £0.9 million resulting in negative goodwill of £0.3 million.

Meconic plc acquired in the year ended 31st March 2002

On 9th July 2001 the group acquired Meconic plc (now Meconic Limited), the parent company of Macfarlan Smith. During the year the fair values of some of the assets acquired were adjusted by £1.2 million. Consequently, goodwill was increased by £1.2 million. The costs accrued last year of £0.1 million were paid this year.

Pharm-Eco Laboratories, Inc. acquired in the year ended 31st March 2002

On 20th April 2001 the group acquired Pharm-Eco Laboratories, Inc. During the year an escrow claim of £0.7 million was received by the group and a further £0.3 million is receivable. Also the fair values of some of the assets were adjusted by £0.9 million. Consequently, goodwill was reduced by £0.1 million.

Avocado Research Chemicals Limited acquired in the year ended 31st March 2002

On 7th February 2002 the group acquired Avocado Research Chemicals Limited. During the year further loan notes were issued for £6.8 million, £6.4 million of which had been accrued last year. Also the fair value of stock was adjusted by £0.4 million. Consequently, goodwill was increased by £0.8 million.

Shape Memory Applications, Inc. acquired in the year ended 31st March 2001

On 13th February 2001 the group acquired Shape Memory Applications, Inc. for £3.6 million. £0.7 million of the consideration was deferred until August 2002 and has now been paid.

NOTES ON THE ACCOUNTS

for the year ended 31st March 2003

31 Disposals

French print business sold in the year ended 31st March 2002

Costs accrued last year of £0.1 million were paid this year.

UK Minerals sold in the year ended 31st March 1999

On 1st June 1998 the group sold its UK Minerals business for net proceeds of £5.0 million. £1.0 million of the sale proceeds was held in escrow pending completion of a land-swap arrangement relating to a road scheme at the business' premises. This was completed during the year and the proceeds received.

32 AGR Matthey

On 3rd October 2002 the group merged its Australian gold operations with those of AGR, a gold refining joint venture between the Western Australian government and Australian Gold Alliance Pty Ltd. The group holds a 20% interest in the new entity, called AGR Matthey.

The net assets disposed of were:	£ million
Tangible fixed assets	4.5
Stocks	1.4
Goodwill previously written off to reserves	5.4
	11.3
Loss on disposal	(6.0)
	5.3

Satisfied by:	£ million
Consideration – cash	2.4
Costs incurred – cash	(0.9)
Retained in associates	3.8
	5.3

33 Fuel Cells

On 7th November 2002 Anglo Platinum took a 17.5% interest in the group's fuel cell components subsidiary, Johnson Matthey Fuel Cells Limited. In return for the 17.5% interest Anglo Platinum contributed its share of the intellectual property rights and know-how developed under an existing long term collaboration agreement, along with a £20.0 million payment. The value of the minority interest sold was £9.1 million and so this resulted in a profit of £10.9 million.

PRINCIPAL SUBSIDIARY UNDERTAKINGS AND ASSOCIATES

	Country of incorporation
Europe	
S.A. Johnson Matthey N.V.	Belgium
+Avocado Research Chemicals Limited	England
Johnson Matthey S.A.	France
Johnson Matthey GmbH	Germany
Johnson Matthey Italia S.p.A.	Italy
Johnson Matthey BV	Netherlands
Johnson Matthey Ceramica (Portugal) Lda	Portugal
+Macfarlan Smith Limited	Scotland
Johnson Matthey Ceramics S.A.	Spain
Almiberia S.A.	Spain
Svenska Emissionsteknik AB	Sweden
Johnson Matthey & Brandenberger AG	Switzerland
+Cascade Biochem Limited	UK
+Johnson Matthey Fuel Cells Limited (82.5%)	UK
North America	
The Argent Insurance Co. Limited	Bermuda
Johnson Matthey Limited	Canada
Johnson Matthey de Mexico, S.A. de C.V.	Mexico
Johnson Matthey Holdings, Inc.	USA
Johnson Matthey Inc.	USA
Johnson Matthey Catalog Company Inc.	USA
Johnson Matthey Fuel Cells Inc. (82.5%)	USA
Pharm-Eco Laboratories, Inc.	USA

	Country of incorporation
Asia	
Johnson Matthey Ceramics (Jiangsu) Co. Ltd.	China
Johnson Matthey (Shanghai) Chemicals Limited	China
Johnson Matthey Hong Kong Limited	Hong Kong
* Arora-Matthey Limited (40%)	India
Johnson Matthey India Private Limited (90%)	India
Johnson Matthey Chemicals India Private Limited	India
Johnson Matthey Japan, Inc.	USA
+Johnson Matthey Sdn. Bhd. (92%)	Malaysia
Johnson Matthey Ceramics (Malaysia) Sdn. Bhd.	Malaysia
Africa	
Johnson Matthey (Pty) Limited	South Africa
Australasia	
* AGR Matthey (20%)	Australia
South America	
+Johnson Matthey Argentina S.A.	Argentina
Johnson Matthey Ceramica Ltda	Brazil

Except where otherwise stated, all companies are wholly owned.
* Associate (see note 13c on page 58).
+Investments held directly by parent company.
All the subsidiary undertakings and associates are involved in the principal activities of the group.

SHAREHOLDER INFORMATION

Analysis of ordinary shareholders as at 30th May 2003

By category	Number of shares	Percentage
Pension funds	121,728,412	55.46
Insurance Companies	39,354,317	17.93
Investment and Unit Trusts	29,170,043	13.29
Individuals	6,167,631	2.81
Other	23,070,690	10.51
	219,491,093	100.00

By size of holding	Number of holdings	Percentage	Number of shares	Percentage
1 – 1,000	7,494	65.93	3,260,111	1.49
1,001 – 10,000	3,099	27.26	8,094,041	3.69
10,001 – 100,000	518	4.56	18,654,976	8.50
100,001 – 1,000,000	205	1.80	60,496,138	27.56
1,000,001 – 5,000,000	45	0.40	86,334,109	39.33
5,000,001 and over	6	0.05	42,651,718	19.43
	11,367	100.00	219,491,093	100.00

Low Cost Share Dealing Service

A low cost share dealing service is provided by The Share Centre. This service allows shareholders to buy and sell Johnson Matthey shares in a simple and low cost manner. For further details contact The Share Centre, P.O. Box 2000, Aylesbury, Bucks HP21 8ZB telephone: 01296 414141 (e-mail info@share.co.uk).

Dividends

Dividends can be paid directly into shareholders' bank or building society accounts. Shareholders wishing to take advantage of this facility should contact Lloyds TSB Registrars or complete the dividend mandate form attached to their dividend cheque. A Dividend Reinvestment Plan (DRIP) is also available for the benefit of shareholders. Further information can be obtained from the Company Secretary at the company's registered office.

American Depositary Receipts

The company has an unlisted American Depositary Receipt programme administered by The Bank of New York. For further information, please telephone Mr Brian Heston at The Bank of New York on 001 (212) 815 3938 (e-mail bheston@bankofny.com) or visit The Bank of New York's website at www.adrbny.com.

Share price and group information

Information on the company's current share price together with copies of the group's annual and interim reports and major presentations to analysts and institutional shareholders are available on the Johnson Matthey website: www.matthey.com. For capital gains tax purposes the mid-market price of the company's ordinary shares on 31st March 1982 was 253 pence.

Financial calendar 2003

13th June
Final ordinary dividend record date

16th July
112th Annual General Meeting (AGM)

5th August
Payment of final dividend subject to declaration at the AGM

27th November
Announcement of results for six months ending 30th September 2003

TEN YEAR RECORD

	1994 £ million	1995 £ million	1996 £ million	1997 £ million	1998 £ million
Turnover					
Parent and subsidiaries	1,955.0	2,177.8	2,528.9	2,423.2	3,138.8
Share of joint ventures	–	97.1	156.7	156.9	128.8
Total	1,955.0	2,274.9	2,685.6	2,580.1	3,267.6
Operating profit before exceptional items and goodwill amortisation	81.6	100.4	111.0	116.3	139.2
Goodwill amortisation	–	–	–	–	–
Exceptional items	–	–	–	–	(4.5)
Total operating profit	81.6	100.4	111.0	116.3	134.7
Other exceptional items	(11.7)	(0.7)	–	–	4.4
Profit before interest	69.9	99.7	111.0	116.3	139.1
Net interest	(4.6)	(4.3)	(8.8)	(8.0)	(9.0)
Profit before taxation	65.3	95.4	102.2	108.3	130.1
Taxation	(23.1)	(34.3)	(34.3)	(33.0)	(28.5)
Profit after taxation	42.2	61.1	67.9	75.3	101.6
Minority interests	(0.2)	(1.0)	(1.7)	(1.2)	(0.3)
Profit attributable to shareholders	42.0	60.1	66.2	74.1	101.3
Dividends	(21.8)	(25.9)	(31.4)	(33.6)	(38.7)
Profit retained	20.2	34.2	34.8	40.5	62.6
Earnings per ordinary share (graph 2)	22.0p	30.9p	32.5p	34.2p	46.7p
Earnings per ordinary share before exceptional items and goodwill amortisation (graph 1)	25.8p	31.2p	32.5p	34.2p	42.8p
Dividend per ordinary share (graph 3)	11.4p	13.5p	14.5p	15.5p	17.8p
Summary Balance Sheet					
Assets employed:					
Goodwill	–	–	–	–	–
Tangible fixed assets	281.1	256.1	321.7	337.7	461.5
Fixed assets investments / joint ventures / associates	1.1	70.9	100.4	84.2	4.2
Stocks	153.6	153.2	196.6	184.7	244.8
Debtors and short term investments	207.2	190.9	232.2	252.6	381.1
Other creditors and provisions	(254.2)	(223.4)	(304.0)	(291.1)	(409.9)
	388.8	447.7	546.9	568.1	681.7
Financed by:					
Net borrowings and finance leases / (cash)	76.1	102.4	134.2	143.7	225.1
Retained earnings	116.9	151.6	99.8	107.4	130.9
Share capital, share premium and capital redemption	194.4	195.7	313.6	316.8	319.6
Minority interests	1.4	(2.0)	(0.7)	0.2	6.1
Capital employed	388.8	447.7	546.9	568.1	681.7
Cumulative goodwill taken directly to reserves	50.5	57.5	150.3	156.3	171.4
Return on assets (Operating profit before exceptional items and goodwill amortisation / average capital employed and cumulative goodwill taken directly to reserves)	19.2%	21.3%	18.5%	16.4%	17.6%

2001 and prior years have been restated to reflect the changes in accounting policies. The earnings per ordinary share for 1994 and 1995 have been adjusted for the bonus element in the 1 for 8 rights issue made on 19th September 1995.

TEN YEAR RECORD

1999 £ million	2000 £ million	2001 £ million	2002 £ million	**2003 £ million**
3,385.4	3,866.0	5,903.7	4,830.1	**4,323.9**
–	–	–	–	**–**
3,385.4	3,866.0	5,903.7	4,830.1	**4,323.9**
147.1	146.2	175.0	193.3	**205.7**
–	(0.2)	(0.3)	(6.8)	**(13.7)**
(1.9)	(9.8)	(0.6)	(18.1)	**(7.6)**
145.2	136.2	174.1	168.4	**184.4**
8.8	23.4	1.1	(5.6)	**4.9**
154.0	159.6	175.2	162.8	**189.3**
(15.9)	(2.4)	5.3	(6.1)	**(13.2)**
138.1	157.2	180.5	156.7	**176.1**
(35.1)	(47.3)	(54.2)	(50.2)	**(54.5)**
103.0	109.9	126.3	106.5	**121.6**
0.7	(0.2)	(0.6)	0.3	**0.4**
103.7	109.7	125.7	106.8	**122.0**
(41.3)	(44.3)	(51.3)	(53.2)	**(55.5)**
62.4	65.4	74.4	53.6	**66.5**
47.8p	50.5p	57.3p	49.0p	**56.2p**
42.8p	46.6p	57.2p	60.4p	**62.6p**
19.0p	20.3p	23.3p	24.6p	**25.5p**
4.2	5.1	8.6	182.6	**369.1**
480.2	311.3	386.8	495.1	**601.1**
1.8	1.0	1.0	2.7	**6.4**
243.7	253.2	278.8	414.3	**438.4**
439.6	447.7	536.0	470.6	**508.9**
(419.6)	(455.0)	(539.8)	(588.7)	**(615.0)**
749.9	563.3	671.4	976.6	**1,308.9**
221.6	(165.8)	(139.9)	159.0	**402.5**
200.1	386.8	461.0	461.9	**539.4**
322.4	337.8	345.7	351.8	**356.2**
5.8	4.5	4.6	3.9	**10.8**
749.9	563.3	671.4	976.6	**1,308.9**
171.4	46.0	46.0	46.0	**40.6**
16.6%	19.1%	26.4%	22.2%	**17.3%**

1. Earnings Per Share Before Exceptional Items and Goodwill Amortisation


25.8p
31.2p
32.5p
34.2p
42.8p
42.8p
57.2p
60.4p
62.6p
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

2. Earnings Per Share


22.0p
30.9p
32.5p
34.2p
46.7p
47.8p
50.5p
57.3p
49.0p
56.2p
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

3. Dividends Per Share


11.4p
13.5p
14.5p
15.5p
17.8p
19.0p
20.3p
23.3p
24.6p
25.5p
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

COMPANY DETAILS

Registered and Head Office

2-4 Cockspur Street
Trafalgar Square
London SW1Y 5BQ
Telephone: 020 7269 8400
Fax: 020 7269 8433
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England - Number 33774

Professional Advisers

Auditors
KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3970
Internet address: www.shareview.co.uk

Lawyers
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS

Taylor Wessing
Carmelite
50 Victoria Embankment
Blackfriars
London EC4Y 0DX

Brokers
Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ


fuel cell vehicle

The cover is printed on Hello Gloss. Hello Gloss is a fully recyclable and biodegradable coated paper. The fibre used is 100% chlorine free and is made from virgin wood fibre from sawmill residues, forest thinnings and sustainable forests in Scandinavia, Portugal and North America. The introductory pages are printed on Mega Matt. Mega Matt is a coated paper which has 'Nordic Swan' environmental accreditation. It comprises 50% totally chlorine free pulps from plantation forests, generally using forest thinnings, offcuts and surplus timber, and 50% recycled and de-inked fibres from pre-consumer and post-consumer waste, without using chlorine in the de-inking process. The accounts section is printed on Storafine. Storafine is manufactured by StoraEnso in Sweden and also has the 'Nordic Swan' environmental accreditation. The fibre used is 100% chlorine free made by StoraCell in Sweden. It is made from waste of the timber industry and forest thinnings from plantation forests.

Johnson Matthey is grateful to the following for their help in providing illustrations:
Cendres & Métaux SA, Switzerland
Ford Motor Company Limited
Millbrook Proving Ground Ltd
Robert Bosch GmbH

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